SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  April, 2004

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street, Vancouver
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:

Valerie Seager
Title:

Corporate Secretary

Date:  April 2, 2004

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

Notice of Meeting and Management Information Circular as of March 17, 2004

3

Annual Report 2004

EXHIBIT 1

NORSKE SKOG CANADA LIMITED

NOTICE OF 2004 ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS OF

NORSKE SKOG CANADA LIMITED

TO BE HELD ON APRIL 29, 2004

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING

TO THE HOLDERS OF COMMON SHARES OF NORSKE SKOG CANADA LIMITED:

The Annual and Special Meeting (the "Meeting") of Norske Skog Canada Limited (the "Corporation") will be held at the InterContinental Hotel, 220 Bloor Street West, Toronto, Ontario, on Thursday, April 29, 2004 at 2:00 p.m., local time, for the following purposes:

1.

To place before the Meeting the consolidated financial statements of the Corporation for the year ended December 31, 2003, and the auditors' report thereon.

2.

To elect the Directors for the ensuing year.

3.

To appoint Auditors for the ensuing year.

4.

To consider and, if thought fit, to approve a resolution amending the Corporation's Stock Option Plan by increasing the number of common shares reserved for issuance under the plan from 5,000,000 to 10,000,000.

5.

To transact such other business as may properly come before the Meeting.

The Directors have fixed the close of business on Wednesday, March 24, 2004 as the record date for determining Shareholders who are entitled to attend and vote at the Meeting.

The consolidated financial statements and the auditors' report for the year ended December 31, 2003 are contained in the Annual Report accompanying this Notice.

If you cannot attend the Meeting in person, you are encouraged to date, sign and deliver the accompanying proxy and return it in the enclosed envelope to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005 STN BRM B, Toronto, Ontario, Canada M7Y 2K5 prior to 2:00 p.m. Vancouver time on Wednesday, April 28, 2004.

DATED at Vancouver, British Columbia, this 17th day of March, 2004.

By order of the Board

(signed) Valerie Seager

Corporate Secretary

MANAGEMENT PROXY CIRCULAR

March 17, 2004

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of NORSKE SKOG CANADA LIMITED (the "Corporation") for use at the Annual and Special Meeting of the Corporation (the "Meeting") to be held on Thursday, April 29, 2004, and any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting.  The cost of solicitation of proxies will be borne by the Corporation.

VOTING BY PROXIES

The form of proxy accompanying this Management Proxy Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice of Annual and Special Meeting and any other matters which may properly come before the Meeting.  On any ballot, the common shares (the "Common Shares") represented by the proxy will be voted or withheld from voting in accordance with the instructions of the registered holder of the Common Shares (a "Shareholder") as specified in the proxy with respect to any matter to be acted on.  If a choice is not specified with respect to any matter, the Common Shares represented by a proxy given to management are intended to be voted for the nominees of management for Directors and Auditors and in favour of the resolution amending the Stock Option Plan.  A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder's behalf at the Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy.  Proxies must be delivered to the Corporation at 250 Howe Street, 16th Floor, Vancouver, British Columbia, Canada V6C 3R8 or to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005 STN BRM B, Toronto, Ontario, Canada M7Y 2K5, in either case prior to 2:00 p.m. Vancouver time on Wednesday, April 28, 2004.   A self-addressed envelope is enclosed.

Management of the Corporation are not aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to persons who beneficially own Common Shares, as a substantial number of such persons do not hold Common Shares in their own name.  Persons who hold Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold such securities in their own name (referred to in this section as "Beneficial Holders") should note that only proxies deposited by persons whose names appear on the records of the Corporation may be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Beneficial Holder by a broker, then in almost all cases those Common Shares will not be registered in the Beneficial Holder's name on the records of the Corporation.  Such Common Shares will more likely be registered under the names of the broker or an agent of that broker.  In Canada, the vast majority of shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Common Shares held by brokers, agents or nominees can only be voted (for or against resolutions) upon the written instructions of the Beneficial Holder.  Without specific instructions, brokers, agents and nominees are prohibited from voting securities for the brokers' clients.  Therefore, Beneficial Holders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person by the appropriate time.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholders' meetings.  Each intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Holders to ensure that their Common Shares are voted at the Meeting.  The purpose of the form of proxy or voting instruction form supplied to a Beneficial Holder by its broker, agent or nominee is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Holder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically supplies a voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the forms to IICC or follow specified telephone voting procedures. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the appropriate Meeting. A Beneficial Holder receiving a voting instruction form from IICC cannot use that form to vote Common Shares directly at the Meeting - the voting instruction forms must be returned to IICC or the telephone procedures completed well in advance of the Meeting in order to have such shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Holder may attend at the Meeting as proxyholder for the Shareholder and vote the Common Shares, as the case may be, in that capacity. Beneficial Holders who wish to attend at the Meeting and indirectly vote their Common Shares, as the case may be, as proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

REVOCABILITY OF PROXIES

A Shareholder executing and delivering a proxy has the power to revoke it in accordance with the provisions of section 148(4) of the Canada Business Corporations Act, which provides that every proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing and delivered either to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

A proxy is valid only in respect of the Meeting.

PERSONS MAKING THE SOLICITATION

This solicitation of proxies is made by management of the Corporation. The cost of the solicitation has been and will be borne by the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares and 100,000,000 Preferred Shares, of which 214,604,120 Common Shares and no Preferred Shares are issued and outstanding.

The Common Shares are entitled to be voted at the Meeting and on a ballot each Common Share is entitled to one vote.

The record date for determination of the Shareholders entitled to attend and vote at the Meeting is March 24, 2004.

A simple majority of votes cast are required to approve all matters to be submitted to a vote of Shareholders at the Meeting, other than the election of directors.

To the knowledge of the Directors and senior officers of the Corporation, the only person that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 per cent of the outstanding Common Shares of the Corporation is Norske Skogindustrier ASA ("NSI") of Norway, which indirectly beneficially owns and exercises control and direction over 63,035,942 Common Shares, being 29.4% of the issued and outstanding Common Shares.

The Directors and officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one per cent of the Corporation's issued and outstanding Common Shares.

ELECTION OF DIRECTORS

The Directors have set the number of directors of the Corporation at ten.  Each of the persons whose name appears hereunder is proposed by management to be nominated for election as a Director of the Corporation to serve until the next Annual Meeting of the Shareholders of the Corporation or until they sooner cease to hold office. It is intended that the shares represented by proxies solicited by management will be voted in favour of the election of such persons as Directors of the Corporation if no choice in respect of such election is specified in the proxy. The following information concerning the respective nominees has been furnished by them:

Name and Residence	Principal Occupation	Director Since	Voting Shares[4]	Deferred Share Units[5]

THOMAS S. CHAMBERS[1] Vancouver, British Columbia	President, Senior Partner Services Ltd. Previously, Partner, PriceWaterhouse Coopers. Also a director of Terasen Inc. and Elephant and Castle Group Inc.	October 30, 2003	10,000	5,227

RUSSELL J. HORNER [2] Vancouver, British Columbia	President and Chief Executive Officer. Previously, President and Chief Operating Officer of the Corporation, Chief Operating Officer, Australasia, Fletcher Challenge Paper Division, Fletcher Challenge Limited.	November 3, 1999	58,913	N/A

J. TREVOR JOHNSTONE[1,3] Vancouver, British Columbia	Managing Director, Tricor Pacific Capital Inc., a private equity firm. (also a director of Pacific Northern Gas Ltd., Vancouver Coastal Health Authority, Tree Island Wire Income Fund and Carmanah Technologies Inc.)	August 27, 2001	nil	26,678

JAN A. KILDAL[1] Oslo, Norway	Senior Vice President and Chief Financial Officer, Norske Skogindustrier ASA[6], a global newsprint and other groundwood paper producer based in Norway. (also a director of Storebrand Life Insurance)	May 3, 2002	nil	0

HAROLD N. KVISLE [1] Calgary, Alberta	President and Chief Executive Officer, TransCanada Corporation, an energy transmission, marketing and power generation company. Previously, Executive Vice President, Trading and Business Development, Senior Vice President, Trading and Business Development, and Senior Vice-President, Energy Operations, TransCanada Pipelines Limited; President, Fletcher Challenge Energy Canada Inc. (also a director of TransCanada Corporation and PrimeWest Energy Inc.)	November 28, 1997	10,000	20,665

VIDAR LERSTAD Billingstad, Norway	Senior Vice-President, Corporate Strategy, Norske Skogindustrier ASA[6]. Previously, Executive Vice-President, South America, Senior Vice-President, Asian Activities and Senior Vice-President, International, Norske Skogindustrier ASA.	New nominee	nil	0

JAN A. OKSUM[2] Oslo, Norway	President and Chief Executive Officer, Norske Skogindustrier ASA[6]. Previously, Deputy CEO and Senior Vice President, Executive Vice President, Business Development and Senior Vice President, Fibre/Magazine Paper, Norske Skogindustrier ASA.	October 24, 2001	nil	0

R. KEITH PURCHASE [1,2] West Vancouver, British Columbia	Corporate Director and Advisor. Previously, Executive Vice President and Chief Operating Officer, MacMillan Bloedel Limited, an integrated forest products company. (also a director of Tree Island Wire Income Fund, Heatwave Technologies Inc., Vancouver Coastal Health Authority and Greater Vancouver YMCA)	August 27, 2001	9,487	11,723

WILLIAM P. ROSENFELD [1,3] Toronto, Ontario	Partner, Goodmans, Barristers & Solicitors.	October 27, 1993	13,430	22,384

W. THOMAS STEPHENS [1,3] Greenwood Village, Colorado United States	Corporate Director. Previously, President and Chief Executive Officer of MacMillan Bloedel Limited. (also a director of TransCanada Corporation, Qwest Communications International, Inc. and Xcel Energy, Inc. and a trustee of Putnam Funds Trust)	November 3, 1999	5,000	39,446

Notes:

(1)

The Corporation is required to have an Audit Committee. The members of this Committee are Messrs. Johnstone, Kildal, Kvisle, Chambers, Purchase, Rosenfeld and Stephens.

(1)

The Directors have established an Environmental, Health and Safety Committee. The members of this Committee are Mr. Mitchell Gropper (who is not standing for re-election this year) and Messrs. Horner, Oksum and Purchase.

(3)

The Directors have established a Governance and Human Resources Committee. The members of this Committee are Mr. Mitchell Gropper (who is not standing for re-election this year) and Messrs. Johnstone, Rosenfeld and Stephens.

(4)

Common Shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by, the nominee.

(5)

Directors may choose to convert all or part of their compensation into Deferred Share Units.  See "Compensation of Directors".

(6)

Norske Skogindustrier ASA owns 29.4% of the Corporation's common shares.

The Corporation does not have an executive committee.

Mr. Johnstone and Mr. Purchase are both directors of Tree Island Wire Income Fund and Vancouver Coastal Health Authority.  Mr. Kvisle and Mr. Stephens are both directors of TransCanada Corporation.

APPOINTMENT OF AUDITORS

Management proposes to nominate KPMG LLP as Auditors of the Corporation to hold office until the next Annual Meeting of the Shareholders of the Corporation. A predecessor firm of KPMG LLP was first appointed to such office in 1946.

AMENDMENT TO STOCK OPTION PLAN

At the annual meeting of the Shareholders held on October 18, 1995, the Shareholders approved the 1995 Stock Option Plan (the "Plan"), which allows for grants of options to employees and directors of the Corporation.  Details of the Plan can be found under "Report on Executive Compensation - Long Term Incentives Plan - Stock Option Plan".

The Plan initially authorized the issuance of options to purchase up to 5,000,000 Common Shares.  Options to purchase a total of 4,451,500 Common Shares are currently outstanding.  The Board of Directors wishes to be able to continue to provide option-based incentives to employees in appropriate circumstances.  Accordingly, in order to permit the grant of options to purchase up to 5,000,000 additional Common Shares under the Plan, the Board of Directors has approved an amendment to the Plan to increase the maximum number of Common Shares which may be issued upon exercise of options under the Plan from 5,000,000 to 10,000,000.

If the proposed resolution is approved by the Shareholders, the total number of Common Shares reserved for the Plan would represent less than five percent of the total number of the issued and outstanding Common Shares.  Since the Plan was adopted, no options have been exercised.

In January, 2004 the Corporation granted an aggregate of 1,687,500 options to certain employees. The exercise of these options is conditional on obtaining shareholder approval to the proposed amendment to the Plan.  Of these options, a total of 1,012,500 were granted to certain officers of the Corporation and as such they have an interest in the proposed resolution.  See "Executive Compensation - Summary Compensation Table."

The amendment of the Plan is subject to approval by the Toronto Stock Exchange (which has been conditionally obtained) and approval by an ordinary resolution of Shareholders at the Meeting by the affirmative vote of not less than 50% of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

Accordingly, Shareholders will be asked to consider and, if thought fit, approve the following resolution:

"RESOLVED as an ordinary resolution, that the 1995 Stock Option Plan be amended to increase the maximum number of Common Shares which may be reserved for issuance upon exercise of options granted under the 1995 Stock Option Plan to 10,000,000."

Management and the Board recommend that Shareholders vote in favour of the resolution.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table reflects compensation paid during each year, except that bonus amounts are in respect of each year.

		Annual Compensation			Long-Term Compensation
					Awards	Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation[1] ($) (e)	Securities Under Option/ SARs Granted[2] (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Pay- outs ($) (h)	All Other Compensa- tion [3,4] ($) (j)
R.J. Horner President and Chief Executive Officer	2003 2002 2001	600,000 600,000 516,666	400,000 900,000 1,500,000	- - -	531,250 500,000 601,500	- - -	- - -	166,749 103,294 67,101
J.M. Beaman Senior Vice President, Operations	2003 2002 2001	322,917 300,000 249,332	196,630 517,000 197,000	- - -	150,000 226,500 140,000	- - -	- - -	66,203 61,878 38,022
J.E. Armitage Senior Vice President, Sales and Marketing	2003 2002 2001	250,000 250,000 243,333	151,250 400,000 144,000	- - -	112,500 189,000 140,500	- - -	- - -	52,318 55,685 35,497
R. Leverton Vice President, Finance and Chief Financial Officer	2003 2002 2001	280,000 280,000 233,333	147,000 473,000 262,000	- - -	125,000 210,500 152,500	- - -	- - -	54,458 60,520 31,633
R.S. McLean[5] Senior Vice President, Supply Chain and Information Technology	2003 2002 2001	165,000 220,000 206,666	- 337,150 111,000	- - -	- 166,000 108,500	- - -	- - -	315,443 45,774 31,346
W.R. Buchhorn Vice President, Human Resources	2003 2002 2001	200,000 200,000 193,333	81,750 91,000 231,000	- - -	93,750 52,500 74,000	- - -	- - -	36,772 41,582 28,714

Notes:

(1)

Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 per cent of the total of the annual salary and bonus for any of the above named individuals (the "Named Executive Officers").

(2)

Options for 2003 in this column were granted in January, 2004.  The grant and exercise of these options is conditional upon obtaining shareholder approval to the proposed amendment to the Corporation's stock option plan.  See "Amendment to Stock Option Plan."

(3)

Amounts in this column include the Corporation's contribution to an employee share purchase plan which was available to all employees of Norske Skog Canada Limited up to December 31, 2003.

(4)

Amounts in this column include annual contributions and allocations (including investment returns on notional account balances) to the Corporation's defined contribution pension plan for the year ended December 31, 2003: R.J. Horner $139,749; J.M Beaman $57,564; J.E. Armitage $46,018; R. Leverton $46,952, R.S. McLean $27,039, and W.R. Buchhorn $31,534.

(5)

R.S. McLean left the Corporation in September, 2003.  Amounts under "All other Compensation" for the year ended December 31, 2003 include severance entitlements of $284,117, a portion of which have not yet been paid.

Stock Options

No stock options were granted to the Named Executive Officers during the year ended December 31, 2003.

The following table summarizes for each of the Named Executive Officers the number of Options/Share Appreciation Rights ("SARs") if any, exercised during the year ended December 31, 2003, the aggregate value realized upon exercise, the total number of unexercised Options/SARs, if any, held at December 31, 2003, and the value of such unexercised Options/SARs at the same date.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Exercised (#)	Aggregate Value Realized[1] ($)	Unexercised Options/SARs at December 31, 2003 [1,3] (#)		Value of Unexercised in-the-Money Options/SARs at December 31, 2003[2] ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
R.J. Horner	-	-	401,000	700,500	-	-
J.M. Beaman	-	-	93,333	273,167	-	-
J.E. Armitage	-	-	93,667	235,833	-	-
R. Leverton	-	-	101,667	261,333	-	-
R.S. McLean	-	-	-	-	-	-
W.R. Buchhron	-	-	49,333	149,167	-	-

Notes:

(1)

The value realized on the exercise of an Option or SAR is equal to the difference between the market value of the relevant underlying security at the time of exercise and the exercise or base price of the Option or SAR.

(2)

The value of the unexercised in-the-money Options/SARs at the year end is the excess, if any, of the market value of the relevant underlying security as at December 31, 2003 (being $4.17 in respect of the Common Shares) over the exercise or base price of the relevant Options or SARs.

(3)

Underlying securities are Common Shares of the Corporation.

Retirement Plans

Each of the Named Executive Officers are members of the defined contribution segment of the Supplemental Retirement Plan for Senior Executives.  Under the defined contribution segment, the Corporation allocates an aggregate of 12 per cent of the executive officer's monthly salary and bonus to individual retirement accounts.  Of this total, seven per cent of the monthly salary and bonus (to a maximum of $12,500) is contributed to the member's account in the defined contribution segment of the salaried retirement plan available to all Canadian employees of the Corporation and the remainder is allocated to a notional account maintained for the member under the Supplemental Retirement Plan. No benefit is payable under the Supplemental Retirement Plan if the member ceases to be employed by the Corporation prior to attaining five years as an executive officer.

Under the defined contribution segment of the Norske Skog Canada Limited Supplemental Retirement Plan for Senior Executives, the amount of bonus recognized in pensionable earnings is limited to 50 per cent of the bonus payment for the year subject to a further limit of 50 per cent of the executive's target bonus. The portion of the bonus that is not recognized due to this latter limit may be carried forward to the immediately following calendar years and applied in years in which the target bonus limit is not reached.

The retirement benefits that become payable under the Norske Skog Canada Limited Supplemental Retirement Plan for Senior Executives are offset by the retirement benefits payable under any other Corporation pension plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Board of Directors has determined it is in the best interests of the Corporation to encourage the continuity of senior management under certain circumstances.

The Corporation entered into severance agreements with certain of the Named Executive Officers, which replace previous agreements that expired in July, 2002.  The agreements provide that the Named Executive Officer whose employment is terminated by the Corporation without cause within the period of two years after the date of completion of a "Proposed Transaction" will be entitled to a two-year termination leave.  During this termination leave, he will receive annual salary, bonus under the Corporation's Short Term Incentive Plan and certain of the benefits previously received.  A "Proposed Transaction" means (i) the acquisition by NSI of more than 50% of the outstanding voting shares of the Corporation or the acquisition by an entity other than NSI of more than 35% of the outstanding voting shares of the Corporation; (ii) the acquisition of all or substantially all of the assets of the Corporation; (iii) a merger with one or more other entities that results in a change in the majority of the Board of Directors of the Corporation or securities holders of the parties to the merger other than the Corporation holding more than 35% of the outstanding voting shares of the surviving corporation; or (iv) a merger that has been designated by the directors of the Corporation as a Proposed Transaction.  If the Named Executive Officer secures comparable alternative employment during the termination leave, the Named Executive Officer will receive a lump sum payment equal to one-half of the salary which would otherwise be received during the balance of the termination leave.  In lieu of taking termination leave, the Named Executive Officer may elect to receive a lump sum settlement equal to 80 per cent of the salary which would otherwise be received during the termination leave plus 75 per cent of the Named Executive Officer's target bonus under the Short Term Incentive Plan for the current year.  These severance agreements expire, if a Proposed Transaction has not been completed, on September 30, 2004.

In 2001 the Corporation entered into an agreement with each of Mr. Horner and Mr. Leverton that provides for benefits to be paid to such individual in the event his employment terminates following a "Control Change", which has the same meaning as a Proposed Transaction described above.  The benefits include payment of three times the individual's annual remuneration, being his base salary plus an amount equal to his target bonus for the year, the acceleration of all outstanding stock options, the acceleration of retirement benefits equal to five years' service, and job relocation counselling fees.  These benefits are payable if the individual resigns, in the case of Mr. Horner within one year, and in the case of Mr. Leverton with 90 days, after a Control Change or if, within two years after such Control Change, his employment is terminated without just cause or he terminates his employment for good reason.  Each of these agreements becomes operative if a Control Change occurs prior to October 1, 2004 or such later date as the Corporation may from time to time specify.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Governance and Human Resources Committee monitors, on behalf of the Board of Directors, senior executive succession, career development and compensation of executive officers, including the Named Executive Officers.  Each of M.H Gropper, J.T. Johnstone, H.N. Kvisle, W.P. Rosenfeld and W.T. Stephens were members of the Committee during the year ended December 31, 2003.

REPORT ON EXECUTIVE COMPENSATION

The Governance and Human Resources Committee recommends to the Board of Directors the compensation for the executive officers.

Compensation Strategy

The compensation strategy for the Corporation is based on a total compensation philosophy.  Total compensation includes three principal components: base salary, benefits and perquisites; short term incentives payable as an annual cash bonus and intended to focus initiative on annual objectives; and long term incentives granted through the issuance of stock options to encourage the enhancement of shareholder value.

The total compensation strategy is intended to accomplish the following objectives:

  to attract executive officers who have demonstrated superior leadership and management skills;

  to retain the services of valued members of the executive team throughout the normal business cycles typical of resource-based companies;

  to link the personal interests of the executive officers with those of the shareholders; and

  to motivate executive officers to achieve excellence within their respective areas of responsibility.

The Committee believes these objectives will be reached with a total compensation package which corresponds to median levels of compensation prevailing in the marketplace for executive officers occupying similar positions in competing enterprises.  Although target awards under the short and long term incentive plans are aimed at market median levels, actual awards paid to executives vary above and below target levels based upon both individual and corporate performance.

Base Salary, Benefits and Perquisites

Base salary, benefits and perquisites are targeted at the median level of compensation for executive officers in other selected forest products companies of similar size and complexity in Canada.  The Governance and Human Resources Committee receives a report from an independent consultant engaged by management of the Corporation which provides the Committee with information on those levels of compensation.

Each position is assigned a salary range and a benefit and perquisite program which is adjusted to maintain the desired competitive position in the market place.  Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.

Short Term Incentive Plan

The Corporation has a short term incentive plan under which executive officers may be paid an annual bonus based upon the achievement of objectively measured corporate objectives and subjectively measured personal objectives.

Membership in the plan is limited to designated individuals and includes the Named Executive Officers.

Annual bonuses that may be awarded under the short term incentive plan can vary from zero to 60% to 80% of base salary for participants in the plan, other than the Chief Executive Officer, and zero to 124% of base salary in the case of the Chief Executive Officer.

The Governance and Human Resources Committee determines the amounts of the annual bonuses made under the plan.  For participants in the plan, other than the Chief Executive Officer, one half of the bonus is based upon the achievement of objectively measured corporate objectives and one half of the bonus is based upon the achievement of personal objectives that are agreed to individually by each participant.  In 2003 the corporate objectives included the attainment of a measured improvement in employee safety (20%) and the attainment of a target amount of earnings before interest, taxes, depreciation and amortization ("EBITDA") (30%).  In 2003, bonuses were paid to the participants based upon the attainment of a target amount of EBITDA but no bonus was paid in respect of improvements in employee safety.  The Governance and Human Resources Committee determines the bonuses for the attainment of personal objectives on the recommendation of the Chief Executive Officer.  The bonuses awarded for 2003 to the participants in the plan for the attainment of personal objectives range from 70% to 90% of the maximum bonus available for this criterion.

In addition to the bonuses awarded under the short-term incentive plan, the Governance and Human Resources Committee may also award one time special bonuses to the Named Executive Officers in recognition of the achievement of special results in a fiscal year.  No special bonuses were awarded to the Named Executive Officers in 2003.

The compensation of the Chief Executive Officer is based upon a combination of base salary, a short term incentive plan under which a cash bonus may be awarded and the grant of stock options under the Corporation's stock option plan.  The base salary of the Chief Executive Officer is targeted at the median of the salaries paid to chief executive officers of companies engaged in the forest products industry in Canada.  The ranges of these salaries are determined from a report of an independent compensation consultant engaged by the Corporation.  The short-term incentive plan is based upon the attainment of objectively measured corporate objectives and the achievement of personal objectives.  These objectives are each determined by the Governance and Human Resources Committee, in consultation with the Chief Executive Officer, before the commencement of each fiscal year of the Corporation.  In 2003, the relative weighting of the objectives for the Chief Executive Officer in that fiscal year were: improvement in the health and safety performance of the employees of the Corporation - 20%; attainment of a target amount of EBITDA - 50%; and attainment of personal objectives - 30%.  The personal objectives emphasized leadership and initiative in matters agreed to between the Governance and Human Resources Committee and the Chief Executive Officer.  The bonus awarded to the Chief Executive Officer for 2003 recognized the achievements in respect of the EBITDA objectives of the Corporation and the attainment of the agreed upon personal objectives, but no bonus was awarded in respect of the health and safety performance of the Corporation.

Long Term Incentives Plan - Stock Option Plan

To provide a longer term incentive to executives, the Corporation has a stock option plan (the "Plan").  The Plan provides for grants of options to acquire Common Shares of the Corporation to employees of the Corporation and its subsidiaries in such numbers as the Governance and Human Resources Committee determines from time to time.  In 1995, shareholders of the Corporation approved the granting of options for up to 5,000,000 Common Shares.  Options to purchase a total of 4,451,500 Common Shares are currently outstanding under the Plan and an additional 1,687,500 options have been granted, conditional upon the approval of the shareholders to the amendment to the Plan described under "Amendment to Stock Option Plan".

The stock options are performance-based options with a maximum term of 10 years.  The exercise price of the options is based on the 10-day average trading value of the Common Shares on the Toronto Stock Exchange immediately preceding the date of grant.  The vesting of the options is determined by the Committee at the time of the grant; however most options become exercisable as to one-third on or after the first, second and third anniversary of the date of grant, and become immediately exercisable if a predetermined share price hurdle is exceeded.  The share price hurdle is based on a benchmark compound annual growth rate calculated over the life of the options, as established by the Committee at the time of grant.

Individual executives are eligible for option grants annually, with a notional value that corresponds to a target percentage of the executive's salary.  The target percentage of salary is determined annually by the Governance and Human Resources Committee to maintain market median total compensation levels for executives.  The notional value of the options granted is 150 per cent of annual salary for the Chief Executive Officer and 50 per cent to 75 per cent for other executives.  The notional value of the options is established by an external, independent specialist using a modified form of the "Black - Scholes" option valuation methodology.

Report submitted by:

W.T. Stephens, Chairman of the Governance and Human Resources Committee

M.H. Gropper
J.T. Johnstone
H.N. Kvisle (former member)
W.P. Rosenfeld

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return from an investment in Common Shares of the Corporation made on June 30, 1999 with the cumulative total return of a similar investment in the group of companies in the TSE 300 Index and the TSE Paper & Forest Products Index.

	Jun 30 - 99	Jun 30 - 00	Dec 31 - 2000	Dec 31 - 2001	Dec 31 - 2002	Dec 31 - 2003
NSCL	100.0	93.8	104.9	122.9	98.5	75.4
S&P / TSX	100.0	147.4	129.9	113.6	99.5	126.1
TSX Paper and Forest	100.0	103.9	102.7	111.7	115.3	113.1

COMPENSATION OF DIRECTORS

The Chairman of the Board receives an annual retainer of $110,000 and the Deputy Chair receives an annual retainer of $55,000.  All of the other Directors receive an annual retainer of $25,000 except that no Director who is an executive officer of the Corporation receives any additional compensation for his activities as a Director.

In addition to the annual retainer, each Director is paid $1,500 for each Board meeting attended.  (The fee for Board meetings held by telephone is $750.)  Directors acting on committees of the Board receive an additional annual retainer of $3,000.  Chairs of the Governance and Human Resources and the Environmental, Health and Safety Committees receive an additional annual retainer of $5,000 and the Chair of the Audit Committee receives an additional annual retainer of $10,000.  In addition, Directors are paid $1,200 for each committee meeting they attend. Directors are also reimbursed for their reasonable expenses in connection with such meetings.

Directors may choose to convert all or part of their compensation into deferred stock units ("DSUs").  The number of DSUs granted to a Director is equal to the elected amount of the compensation divided by the weighted average price of the Corporation's Common Shares on the Toronto Stock Exchange over the ten days prior to the calculation date.  The value of the DSUs is payable by the Corporation to a Director upon the Director's departure from the Board and is equal to the number of DSUs held by the Director multiplied by the weighted average price of the Common Shares on the Toronto Stock Exchange over the ten days prior to the relevant calculation date.  All amounts are paid in cash, subject to statutory withholdings.  A Director may change his or her DSU election prior to the commencement of each calendar year.

The following directors have elected to receive all or a portion of their compensation in DSU's:

Director	Number of DSU's Held as at December 31, 2003	Percentage of Compensation as DSU's
T.S. Chambers	3,025	100%
M.H. Gropper, QC	10,954	50%
J.T. Johnstone	23,631	100%
H.N. Kvisle	18,137	100%
R.K. Purchase	10,405	50%
W.P. Rosenfeld	19,960	75%
W.T. Stephens	35,183	100%

Although directors were previously eligible for a stock option grant, the Corporation has discontinued this practice.  Beginning in 2004, directors are eligible for an annual grant of Deferred Share Units having a value at the time of the grant of $12,600.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased primary and excess directors' and officers' liability insurance policies for the benefit of the Directors and executive officers of the Corporation and its subsidiaries against any liability, including legal costs, incurred by them in their capacity as Directors or executive officers of the Corporation and its subsidiaries, subject to all of the terms and conditions of such policies.   The aggregate amount of premiums in the year ended December 31, 2003 paid by the Corporation in respect of Directors and executive officers as a group was approximately $356,000.  The total limit of insurance purchased for all Directors and executive officers was $75 million per loss and in annual aggregate.  There is no deductible for claims made against individual Directors and executive officers.  The Corporation is an insured entity under the program against liability arising from (a) securities claims, (b) oppressive conduct claims and (c) Canadian pollution claims.  The deductible for claims made against the Corporation is $250,000.

CORPORATE GOVERNANCE PRACTICES

The Corporation seeks to achieve high standards of corporate governance and has designed its corporate governance practices to be consistent with this objective.  The Board of Directors has reviewed and amended its governance practices in response to recent Canadian and United States regulatory initiatives.  As new rules and policies come into effect, the Board will continue to revise its practices as required.

Mandate of the Board

The Board of Directors is responsible for the stewardship of the Corporation and satisfies its legal responsibility to "manage or supervise the management" of the business, in the interest of shareholders, through the President and Chief Executive Officer.

The Board, under the leadership of the Chairman, has expressly acknowledged its stewardship role in:

(i)

appointment, remuneration and succession of senior management;

(i)

strategic planning;

(ii)

review of annual budgets and performance targets;

(iii)

identification and monitoring of the principal risks of the Corporation's business;

(iv)

monitoring and evaluating internal controls and management information systems; and

(v)

reviewing systems and policies for effective and timely communications.

The Board manages its own affairs, including selecting its Chair and Deputy Chair, nominating candidates for election to the Board, constituting committees of the Board, evaluating its own performance and determining director compensation.  The specific mandate and duties and responsibilities of the Board are set forth in a comprehensive corporate governance manual which is provided to all directors upon their election to the Board.  The manual is reviewed and updated on a regular basis and provides guidelines to the Board to assist it in carrying out its stewardship role.  New directors are also provided with an orientation that includes a thorough review of the Corporation's business.

The Board has regular quarterly meetings and meets more frequently on an as needed basis.  The Board met six times in the year ended December 31, 2003.  In addition to its regular quarterly meetings, the Board schedules separate meetings to review strategy and succession planning and to review the Corporation's operating and capital plan.

The attendance of Directors at Board and Committee meetings held during 2003 was as follows:

Director	Board Meetings Attended	Committee Meetings Attended
Thomas S. Chambers	2 of 2	0 of 0
Mitchell H. Gropper, Q.C.	6 of 6	10 of 10
Russell J. Horner	6 of 6	4 of 4
J. Trevor Johnstone	6 of 6	10 of 10
Jan L. Kildal	5 of 6	3 of 4
Harold N. Kvisle	6 of 6	4 of 10
Jan Oksum	5 of 6	3 of 4
R. Keith Purchase	6 of 6	8 of 8
William P. Rosenfeld	6 of 6	10 of 10
W. Thomas Stephens	6 of 6	10 of 10

Mandate of the President and Chief Executive Officer

The President and Chief Executive Officer reports directly to the Chair on a regular and ongoing basis.  He has full accountability to the Board for the operating, financial and strategic performance of the Corporation.  Within its mandate, the Board of Directors participates with the Chief Executive Officer in the strategic decision-making process of the Corporation.

Committees of the Board

The Board has established an Audit Committee, Environmental, Health and Safety Committee and Governance and Human Resources Committee.

Audit Committee

The Audit Committee consists of seven directors.  Its principal functions are:

(i)

to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to shareholders and other interested persons;

(ii)

to evaluate systems of internal control and procedures for financial reporting;

(iii)

to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditor;

(iv)

to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)

to recommend to the Board the appointment of investment managers for the Corporation's salaried pension plans and to monitor the performance of these managers.

The Board has determined that Messrs. Chambers, Johnstone, Kildal, Purchase and Stephens qualify as "audit committee financial experts" for the purposes of applicable legislation.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors.  The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000.  All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair's pre-approval.  In January, 2004 the Audit Committee approved the engagement of the external auditors for the period ending July 30, 2004 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of  $175,000.

During the last two years, the Corporation paid the following fees to its external auditors:

	Period ending December 31
	2003	2002
Audit Services	$709,100	$850,800
Audit Related Services	99,900	129,500

Non-Audit Services	156,100	329,000
Total	$965,100	$1,309,300

The services rendered for "Audit Related Services" consisted primarily of the audit of a wholly owned subsidiary, the audit of the Corporation's pension plan and other accounting advice.  "Non-Audit Services" consisted primarily of tax compliance services.

The Audit Committee met four times in the year ended December 31, 2003.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee consists of four directors.  The mandate of the Committee is to establish principles of environment, health and safety stewardship for the Corporation and to monitor the Corporation's compliance with those principles.

The Committee met four times in the year ended December 31, 2003.

Governance and Human Resources Committee

The Governance and Human Resources Committee consists of four directors.  The Committee's principal functions are:

(i)

to develop and monitor the Corporation's overall approach to corporate governance issues;

(ii)

to recommend to the Board nominees for election and re-election as members of the Board;

(iii)

to review the performance of the Board as a whole and of its Committees; and

(iv)

to oversee organizational structure, executive appointment and succession, executive compensation, performance review of the Chief Executive Officer and approval of changes to benefit provisions in the Corporation's salaried pension plans.

The Governance and Human Resources Committee also recommends the Directors' compensation plan to the Board.  The Governance and Human Resources Committee met six times in the year ended December 31, 2003.

Expectations of Management

The Board has adopted terms of reference for the Chief Executive Officer that set out expectations for the role.  The Board also reviews and approves annually specific personal goals and objectives for the ensuing year.  An annual performance review is conducted.

The Corporation has adopted a Code of Corporate Ethics and Behaviour which applies to all directors, officers and employees.  The Code of Corporate Ethics and Behaviour can be viewed on the Corporation's website at www.norskecanada.com.  The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person's performance of his or her duties and is designed so that the Corporation's affairs are conducted fairly, honestly and in strict compliance with its legal obligations.  The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.

COMPLIANCE WITH TORONTO STOCK EXCHANGE GUIDELINES

The Board of Directors has reviewed the Toronto Stock Exchange guidelines for effective corporate governance (the "Guidelines") and believes the Corporation's governance practices meet or exceed the Guidelines.  The following description summarizes the Corporation's corporate governance practices and their alignment with the Guidelines.

GUIDELINE	Comments

1. The board should assume responsibility for the stewardship of the Corporation, specifically:

The Board has a formal written mandate setting out its responsibilities, including its stewardship role.   The Board delegates to management the authority and responsibility for the day to day affairs of the Corporation and reviews management's performance and effectiveness.  The Board also considers capital and maintenance expenditures above certain threshold amounts.

(a) strategic planning;

The Board annually reviews and approves a long range strategic plan at an annual strategy session held with management.  The Board obtains strategic updates from management at least quarterly.  The Board also reviews and approves strategic transactions that are out of the ordinary course of business, including acquisitions, dispositions and financings.

(b) identification of principal risks and implementation of appropriate risk management systems;

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented.  The Audit Committee meets with the Corporation's internal and external auditors, without management present, on a regular basis.  Non-financial risk areas (e.g. environmental, succession planning) are addressed by the relevant Board Committee.  Each committee reviews the material policies and procedures established by management for control of associated key risks.

(c) succession planning, including appointing, training and monitoring senior management;

The Board meets with management annually to review the Corporation's succession plan.  Through the Governance and Human Resources Committee, the Board conducts a formal review of the Chief Executive Officer and reviews the performance of other senior executives.

(d) communica-tions policy; and

Through the Audit Committee the Board has approved policies relating to the treatment and disclosure of information about the Corporation. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, legal, investor relations and corporate controller's departments, and others as required, to ensure timely and accurate disclosure.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate materials are posted immediately on the Corporation's website (www.norskecanada.com). The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

(e) the integrity of the Corporation's internal control and management information systems.

Management is required to implement and maintain appropriate systems of internal control.  The Board, through the Audit Committee, annually evaluates the Corporation's internal controls and procedures, and consults with management, external and internal auditors on the effectiveness of these systems.

2. A majority of directors should be unrelated. Disclose how considerations or relatedness were reached.

Under the Guidelines, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings.  A related director is one who is not an unrelated director.  Of the ten Board members only Mr. Horner, the President and Chief Executive Officer of the Corporation, is related.  The Board conducts an annual review to determine whether a director is related or unrelated.

Mr. Rosenfeld is a partner of a law firm that provides legal advice to the Corporation from time to time; however, these services are provided on customary commercial terms and are not of a material nature.  In 2003, the Corporation paid Mr. Rosenfeld's firm approximately $100,000 in respect of such services.

Two of the directors (Messrs. Oksum and Kildal) are officers of NSI, which holds 29.4% of the Common Shares.  Mr. Lerstad, a nominee for director, is also an officer of NSI.  The Board believes that the investment of shareholders other than NSI is fairly reflected by this composition.  All of the other directors are not affiliated with and do not have a relationship with NSI.

3. Appoint a committee of outside, unrelated directors with the responsibility for proposing to the board new nominees to the board and for assessing directors on an ongoing bases.

The Governance and Human Resources Committee, which is composed entirely of outside, unrelated directors, is responsible for recommending to the Board nominees for election and re-election to the Board.  The Committee is also responsible for the ongoing assessment of directors and regularly analyzes the strengths, skills and experience on the Board to determine if changes are required, taking into account the strategic direction of the Corporation.

4. Implement a process for assessing the effectiveness of the board, its committees and individual directors.

The Governance and Human Resources Committee conducts an annual review of the Board as a whole and each committee.  All directors are surveyed to obtain feedback on the effectiveness of the Board.  The survey covers the operation of the board and the committees, the adequacy of information given to directors, communications between the Board and management and strategic direction and processes.  The Committee makes recommendations to the Board based on the results of the evaluation.  The Board also conducts individual director self-assessments.

5. The Board should provide an orientation and education program for new directors.

Under the guidance of the Governance and Human Resources Committee, the Corporation conducts an orientation program for new directors that includes a review of the Corporation's history and operations, one-on-one meetings with all members of the executive, and visits to the Corporation's manufacturing facilities. In addition, the Board visits one of the Corporation's manufacturing facilities at least once a year.

6. Consider the size of the board and the impact of the number of directors on board effectiveness.

The Board consists of ten directors.  The Board considers this an appropriate size having regard to the size and nature of the Corporation's business.  The Board was recently increased to ten directors from nine with the addition of Mr. Thomas Chambers, who enhances the level of financial expertise on the Board.

7. Review the adequacy and form of director compensation in light of risks and responsibilities.

The Governance and Human Resources Committee is responsible for annually reviewing the directors' compensation plan and making recommendations to the Board.  Directors may receive their compensation in the form of cash or deferred share units, or a combination of both.  Directors are expected to own at least 25,000 Deferred Share Units and/or Common Shares within two years of joining the Board.

8. Committees should generally be composed of outside directors, a majority of whom should be unrelated.

The Audit Committee and the Governance and Human Resources Committee are composed entirely of outside, unrelated directors.  Mr. Horner, a related director and the Chief Executive Officer of the Corporation, is a member of the Environmental, Health and Safety Committee.

9. Assume responsibility for the Corporation's approach to governance issues.

The Governance and Human Resources Committee is responsible for developing and monitoring the Corporation's overall approach to corporate governance and implementing and administering the governance system.  The Committee reviews the mandates of the Board, each director, the Chief Executive Officer and each Committee annually, and makes recommendations for amendments where appropriate.

10. Develop position descriptions for the Board and the Chief Executive Officer and define the corporate objectives for which the Chief Executive Officer is responsible for meeting.

The Governance and Human Resources Committee has established position descriptions for each of the Board as a whole, individual directors, the Chair and Deputy Chair of the Board, the Chief Executive Officer and each Board committee.  The Committee also reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer.  At the end of the year, the Committee evaluates the Chief Executive Officer's performance against those objectives.  The results of the assessment are reported to the Board.

11. Implement structures and procedures to enable the Board to function independently of management.

The Board supports the concept of the separation of the role of Chair from that of Chief Executive Officer.  The Governance and Human Resources Committee is primarily responsible for administering the Board's relationship with management and the Chief Executive Officer.  The Committee receives and addresses any suggestions, concerns or other matters that individual directors wish to raise.  At the end of each Board meeting and meetings of the Governance and Human Resources Committee and Audit Committee, an "in camera" session is held at which no management directors or members of management are present.

12.

Ensure an Audit Committee (all of the members of which are outside directors) has a specifically defined mandate, direct communications channels with auditors and oversight responsibility for internal control.

The Audit Committee is composed entirely of outside, unrelated directors.  The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed at least annually.  The Committee is responsible for the Corporation's financial reporting processes and the quality of its financial reporting.  The Committee also oversees the integrity of the Corporation's internal controls and risk management and related reporting procedures.  The Committee is free to communicate directly with the Corporation's external and internal auditors without the presence of management at any time.  The Committee meets separately (without management present) with the external auditors each quarter.

13. Implement a system to enable individual directors to engage an outside advisor at the Corporation's expense.	The Board and its committees may retain outside advisors as they deem necessary. Individual directors, with the concurrence of Chair, may also engage outside advisors.

AVAILABILITY OF DOCUMENTS

The Corporation will provide to any person or company, upon request to the Corporate Secretary, one copy of the following documents:

a)

the Corporation's latest Annual Information Form, together with any document, or the pertinent pages of any document, incorporated therein by reference, filed with the applicable securities regulatory authorities;

b)

the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation's most recently completed year in respect of which such financial statements have been issued, together with the report of the Auditors thereon, Management's Discussion and Analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

c)

the Management Proxy Circular of the Corporation filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of shareholders of the Corporation which involved the election of Directors.

Copies of the above documents will be provided, upon request to the Corporate Secretary, free of charge to security holders of the Corporation.  The Corporation may require the payment of a reasonable charge by any person or company who is not a security holder of the Corporation, and who requests a copy of such document.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of the Corporation is January 29, 2005.

APPROVAL OF THIS MANAGEMENT PROXY CIRCULAR

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.

By order of the Board

(signed) Valerie Seager

Corporate Secretary

EXHIBIT 3

NorskeCanada TSX: NS

NorskeCanada is one of North America's leading producers of groundwood printing papers, including: directory, soft-calendered, machine-finished hi-brites, lightweight coated, newsprint and kraft paper. In addition, the company produces market pulp and operates the largest paper recycling facility in Western Canada. NorskeCanada is listed on the Toronto Stock Exchange (TSX) and its common shares trade under the stock symbol NS.

1,600
0
99
00
01
02
03
Net Sales

310
0
99
00
01
02
03
EBITDA

200
0
(125)
99
00
01
02
03
Operating Earnings (Loss)

200
0
(125)
99
00
01
02
03
Net Earnings (Loss)

In millions of Canadian dollars	Audited			Unaudited	
	2003	2002	2001[3]	2000[1]	1999[1,2]
Net sales	$ 1,591.2	$ 1,482.3	$ 1,388.7	$ 1,408.1	$ 1,071.1
EBITDA	78.3	56.6	210.9	304.4	80.7
Operating earnings (loss)	(111.6)	(121.9)	79.7	187.1	(32.0)
Net earnings (loss)	$ (84.5)	$ (123.3)	$ 44.5	$ 163.1	$ 27.7

1 Effective July 1, 2000, the Company changed its year-end from June 30 to December 31. Accordingly, figures reported for previous years have been restated to be on a December 31 year-end basis for this comparative review.

2 As of July 1, 1999, the Company changed its accounting policies by retroactively adopting the new Canadian Institute of Chartered Accountants recommendations for income taxes, employee future benefits and cash flows.

3 Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants recommendations eliminating the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. Prior years have been restated to be on a consistent basis as applicable.

2003 Annual Report [1] Norske Skog Canada Limited

Russell J. Horner
President and Chief Executive Officer

To our shareholders

The punishing effect of the rapid rise in the Canadian dollar left its mark on the company's financial results for 2003, blunting the beneficial impact of modest price increases for most of our products, and the significant cost reduction achieved during the year.

In many ways it was a year that could only be described as brutal and it required all of us in the company to remain focused on the elements of our business that we could manage so as not to be disheartened by those that we could not.

Fortunately, there is also solid evidence that we made steady progress on our performance improvement initiatives and that the impact of reducing costs and improving margins helped us gain some ground from the previous year. They also offer encouragement that year-by-year we are increasing the competitive robustness of NorskeCanada to survive the bottom of the cycle in order to reap rewards at the top.

2003 Annual Report [3] Letter to Shareholders

CADUSD ↓ .7445 -.0003 BBLC .7444/.7446 BBLC
At 15:08 Op .7448 Hi .7450 Lo .7444 Prev .7448
Value 3/ 4/04
Williams %R for USCD Curncy 1/11
Range 3/ 2/03 - 3/ 2/04
Upper Chart: 1 Bar Chart
Period D Daily
Moving Averages
Williams %R Period 14 1) News

The strong Canadian dollar had a $150 million negative impact on the company in 2003. Even with currency hedging this amounted to a $90 million foreign exchange loss.

THE RAPID RISE OF THE CANADIAN DOLLAR BLUNTED THE BENEFICIAL IMPACT OF PRICE INCREASES FOR MOST OF OUR PRODUCTS

2003 Annual Report [5] Letter to Shareholders

Performance Improvement Target Met

I am pleased to report that for the third successive year the company has again delivered at least $100 million in annualized run-rate improvements. For 2003 we achieved annualized run-rate improvements of $104 million ($83 million included in the current year's earnings), compared to 2002 – a significant accomplishment given the very depressing economic environment in which we operated. These improvements were gained in every corner of our business, from increasing sales and upgrading our products to improving our distribution channels, enhancing our manufacturing processes, reducing furnish and conversion input costs and lowering company-wide overhead costs. Each year we challenge ourselves to build upon what we've already embedded and we've never missed our target. For 2004, we've set a new performance objective to achieve a $90 million year-over-year improvement.

Our safety performance continued to improve and despite not meeting our own ambitious targets, our focus on reducing the severity of injuries made 2003 the safest year ever recorded in the history of our manufacturing divisions. We will not accept any suggestion that our gratifying improvement so far has reached a plateau of acceptance. Success for us will be defined when there are zero injuries in our workplace.

Reducing the cost of recycled paper in our furnish mix has been high on our list of priorities for some time. Late in the year we fulfilled this objective by acquiring Western Canada's largest paper recycling facility, a strategic asset for the company. The purchase price of $61.1 million was financed almost equally by equity and cash.

2003 Annual Report [6] Letter to Shareholders

The new paper recycling division has a current production capacity of 145,000 air-dried metric tonnes (ADMT), and has the capability to produce another 35,000 ADMT with minimal capital cost. A well-managed and cost-efficient modern operation, it also has excellent truck, rail and water access.

In addition to its considerable contribution to our corporate social responsibility agenda, the addition of this operation has an immediate positive impact on earnings, improving EBITDA by $16 million per year before synergies.

With a secure, stable raw material supply, the new operation creates operating flexibility to manage waste paper price volatility by optimizing production scheduling and volumes.

The mercurial rise of the Canadian dollar stole much of the gains that we won back from the marketplace through modest but long overdue price recovery. In the 12-month period ending December 31, 2003, the Canadian dollar appreciated by more than 22 per cent against its U.S. counterpart. With the majority of our sales conducted in U.S. dollars, the foreign exchange impact was $150 million. While currency hedging tempered exchange losses by $60 million, relative to 2002, we still experienced a $90 million foreign exchange loss – a figure similar to the company's annual capital expenditures under normal operating circumstances.

2003 Financial Result

The company's net loss for the year ended December 31, 2003 was $84.5 million ($0.41 per common share) on total sales of

2003 Annual Report [7] Letter to Shareholders

NorskeCanada's new paper recycling division helps bring costs for this important fibre source under control and will contribute $16 million in EBITDA per year.

BY ACQUIRING WESTERN CANADA'S LARGEST PAPER RECYCLING FACILITY WE CAN NOW PRODUCE 145,000 ADMT OF RECYCLED PULP A YEAR

2003 Annual Report [9] Letter to Shareholders

$1,591.2 million compared to a net loss of $123.3 million ($0.64 per common share) on total sales of $1,482.3 million for the year ended December 31, 2002. EBITDA was $78.3 million, compared to $56.6 million for the previous year. Our net loss and EBITDA improved by $38.8 million and $21.7 million, respectively. The net loss for the current year included an after-tax gain on translation of U.S. denominated debt of $47.9 million ($0.23 per common share) and an after-tax write-down of fixed assets, related to the Elk Falls pulp production facility rationalization, of $9.2 million ($0.04 per common share). The net loss for the previous year included an after-tax write-off of deferred financing costs of $10.3 million ($0.05 per common share), an after-tax gain on translation of US$ debt of $10.1 million ($0.05 per common share), and the release of future income taxes of $9.7 million ($0.05 per common share).

The effect of the strong dollar tended to detract from the slow but detectable improvement in demand and prices. But still there was progress worth reporting. North American price increases for newsprint of $US50 per tonne were implemented during 2003 after a protracted period of record low prices stretching back to early 2002. A continuing trend of newsprint capacity reduction is assisting in the price recovery as supply and demand are coming into balance in spite of weak marketplace recovery.

Markets for specialty papers, which now comprise just under 60 per cent of our total paper capacity, were more robust and demand improved for the company's soft-calendered and lightweight coated grades resulting in higher benchmark prices.

2003 Annual Report [10] Letter to Shareholders

Oversupply in the directory business in 2003 resulted in lower average contract prices than in 2002.

Pulp markets maintained their usual volatility. The movement in the U.S. dollar, continuing weakness in Europe, the influence of Chinese buyers moving in and out of the market and the impact of SARS contributed to turbulent market conditions. Through all this, average European prices for northern bleached softwood kraft rose 29 per cent or US$120 per tonne.

Major Upgrade Improves Efficiency

The No. 2 recovery boiler at our Elk Falls Division was in need of major maintenance work as the equipment reached the point where such work is typically required. This event provided an opportunity to upgrade and modify some components and therefore permanently shut the smaller No. 1 recovery boiler. This capital investment will be completed in April 2004 at a cost of $45 million while our income statement will reflect $20 million in one-time costs and production losses associated with the rationalization.

This rationalization project permits us to remove 80,000 tonnes of annual pulp capacity with no effect on our market tonnes. This is because of the significant progress our manufacturing divisions have made to reduce or eliminate kraft pulp from our paper production process. Improved sales mix, lower maintenance costs and higher productivity are expected to improve EBITDA by $9 million per year following completion of the project.

2003 Annual Report [11] Letter to Shareholders

One of NorskeCanada's most important values is safety and an unrelenting belief that all injuries are preventable.

2003 WAS THE SAFEST YEAR ON RECORD FOR NORSKECANADA – BUT WE DEFINE SUCCESS AS ZERO INJURIES IN THE WORKPLACE

2003 Annual Report [13] Letter to Shareholders

In May the company issued US$150 million 8.625 per cent senior notes, repayable in June 2011. Net proceeds of $213 million were used to retire the outstanding balance on the revolving operating loan and for general corporate purposes.

We also negotiated certain amendments to our $350 million revolving operating loan, including an agreement to extend the maturity for $350 million of the loan by one year, to July 2006, and an option to increase the borrowing base to increase the availability of the facility, which was duly exercised.

At the board, we welcomed Tom Chambers as our newest director in November 2003. He brings considerable financial and business expertise to us from 26 years as a partner of PricewaterhouseCoopers LLP. He has served on many councils and committees for the Canadian Institute of Chartered Accountants and was awarded the F.C.A. designation by the Institute of Chartered Accountants of British Columbia in 1995. Mr. Chambers is also a director of Terasen Inc., Mill and Timber Group, Elephant and Castle Group, Inc., the B.C. Cancer Foundation, the Victorian Order of Nurses and the National Ballet of Canada.

Benchmarking Corporate Governance

NorskeCanada is committed to the highest standards of corporate governance and has always responded quickly to review and amend practices as necessary to conform with changing regulatory developments in Canada and the U.S.

As a measure of this commitment and to fulfill its obligations, the company makes information readily available to

2003 Annual Report [14] Letter to Shareholders

shareholders on the company's practices and performance against the guidelines for effective corporate governance established by the Toronto Stock Exchange (TSX). The company has issued a summary report detailing its compliance with these guidelines in the Information Circular that accompanies the Annual Report. It is our opinion and the opinion of our advisors that the company meets or exceeds the TSX guidelines in this important area.

NorskeCanada also commends the initiative of the Canadian Coalition for Good Governance and meets substantially all of the base standards that are relevant to the company. Many of these standards overlap or complement the standards set by the TSX.

Within the Coalition's guidelines for high performance boards, NorskeCanada also meets a majority of the best practice requirements that are applicable to the company. This includes:

- A formal, rigorous and transparent procedure for the appointment of new directors to the board
- Full disclosure of director compensation and percentage of total compensation taken in shares or deferred share units (DSUs)
- A board composition where more than two-thirds of directors are independent of management and have no material relationship to the company
- Reporting on the number of cross-board interlocks
- Appointment of an independent director as chair

2003 Annual Report [15] Letter to Shareholders

NorskeCanada's lightweight coated and soft-calendered grades benefited from stronger demand and higher prices.

SALES OF OUR HIGHER VALUE SPECIALTY PAPERS GREW TO REPRESENT NEARLY 60 PER CENT OF SALES IN 2003

2003 Annual Report [17] Letter to Shareholders

- A process that requires the chair to hold in-camera sessions of independent directors without management present at each board meeting
- Requiring the governance committee to monitor emerging best practices of leading corporations
- Reviewing at every board meeting any recent developments that may impact growth strategy
- Regular formal and social meetings between our directors and executives and annual visits by the board to one of the company's operating facilities

In addition, in order to align the directors' interests more fairly with those of the company, we have eliminated annual stock option grants to directors and replaced them with grants of DSUs. The company invests significant energy and resources to ensure its governance processes are thoroughly understood by directors and the officers of the company and provides updates as new developments within the broad governance community surface.

Outlook For Current Year

As we move into 2004 there is more heartening evidence that the U.S. economy, which is so vital to our success as a company, is expanding once again and the short horizon forecasts are encouraging.

2003 Annual Report [18] Letter to Shareholders

Print advertising, which is the major driver for paper consumption in our grades, can be reasonably expected to grow as consumer confidence gathers and the retail economy improves. Price recovery for paper tends to lag behind these indicators but modest improvements gained in late 2003 create optimism that paper markets are generally firming. Demand for pulp will continue to reflect the activity of Chinese buyers in the market and while softwood pulp prices may once again fluctuate, average year-over-year pricing is expected to strengthen as paper demand also increases.

Despite the encouraging rate of economic growth in North America, the rapid rise in the value of the Canadian dollar remains a major concern.

Economic commentators are divided over the future direction of the Canadian dollar relative to its U.S. counterpart. Through a number of venues we have encouraged the Bank of Canada to consider its role in managing interest rates relative to the U.S. in order to assist Canadian businesses with managing the pace of transition.

We continue to preserve cash flow and intend to restrict capital spending to maintenance-of-business and carefully selected high-return capital projects until there is clear evidence of sustained improvement in market conditions.

By the time you receive this annual report, we will be in the final stages of the recovery boiler upgrade at Elk Falls Division and in the midst of our annual shutdown of the pulp digesters at Crofton. These two factors, combined with the potential impact of a continuing strong Canadian dollar, will have

2003 Annual Report [19] Letter to Shareholders

a negative impact on our earnings for the first quarter of 2004, with earnings recovery expected over the balance of the year.

While the past three years have been marked by our disciplined focus on stabilizing processes, introducing best practices and performance measurements and driving controllable costs out of the business, we will heighten our attention on product and service quality in the year ahead. We recognize that growth in our highly competitive, global marketplace requires not only low-cost production and economies of scale, but also a distinctive value proposition that reflects the full range of customers' expectations.

I would like to close this letter with a special tribute to the people in our five operating divisions, sales offices and corporate office who worked so very hard in 2003 to improve our performance across many dimensions against a very discouraging backdrop. The rewards for this effort will be transparently evident as the economic cycle turns upward.

Russell J. Horner / President and Chief Executive Officer
January 29, 2004

2003 Annual Report [20] Letter to Shareholders

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management discussion and analysis should be read in conjunction with the consolidated financial statements for the years ended December 31, 2003 and 2002 and the notes thereto, set out on pages 44 to 67.

On January 1, 2003, the Company segregated its kraft paper (containerboard) activities from its pulp and containerboard business segment and included it in its specialties business segment. Segmented information for the preceding year has been restated to reflect this change.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses. EBITDA, as defined, equates to operating earnings (loss) plus depreciation and amortization. As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other companies. EBITDA is presented because we believe it is a useful indicator of a company's ability to meet debt service and capital expenditure requirements. The Company interprets EBITDA trends as an indicator of relative operating performance. EBITDA should not be considered by an investor as an alternative to net income, an indicator of the financial performance of Norske Skog Canada Limited ("NorskeCanada" or "the Company"), or an alternative to cash flows as a measure of liquidity. EBITDA is reconciled to cash flow provided by (used in) operating activities on page 40.

Except for the historical information contained herein, the matters set forth in this report are forward-looking. These include, for example, statements with respect to general economic conditions in the U.S. and Canada, assessment of market conditions, the outlook for inventories, production and pricing, and performance improvements and cost savings, including those related to the acquisition of, and expected synergies from, our paper recycling division. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements. Such statements reflect management's current views and are based on certain assumptions. They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

2003 Annual Report [22] Norske Skog Canada Limited

Year in Review

Continued Challenges from Difficult Market Conditions, Exacerbated by Rapidly Strengthening Canadian Dollar

The Canadian pulp and paper industry experienced another difficult year in 2003, as producers faced a number of major challenges, from various sources.

The most significant of these was the rapid, and largely unexpected, appreciation of the Canadian dollar, relative to the U.S. dollar. By December 31, 2003, the Canadian dollar had increased by 22% to US$0.77, up from US$0.63 at the end of 2002. The vast majority of the paper and pulp business is conducted in U.S. dollars, and therefore, the strengthening Canadian dollar has severely eroded Canadian producers' operating earnings.

In response to this and other factors, principally escalating energy costs, groundwood paper producers announced several price increases during the year. These price increases settled at moderate levels, however, due primarily to the failure of paper demand to rebound from the depressed levels of 2002, despite the emergence of a U.S. economic recovery in the second half of the year.

North American newsprint prices increased by US$50 per tonne, or 11%, in 2003. Despite further capacity reductions, producers were handicapped by continued lacklustre demand, which changed little from the prior year.

Markets for specialty papers fared somewhat better. Super-calendered ("SC") and lightweight coated ("LWC") paper markets recorded encouraging increases in demand during 2003. For LWC paper, the positive impact of improved demand was tempered somewhat by the introduction of new capacity to the North American market during the year. In contrast, SC markets benefited from the idling of a significant amount of capacity in 2003. These factors contributed to an average increase in benchmark LWC and SC papers prices of US$28 per tonne (or 4%) and US$44 per tonne (or 6%), respectively. For directory grades, excess supply resulted in lower 2003 contract pricing (contracts make up the majority of directory business).

Pulp markets were volatile in 2003, reflecting the increasing influence exercised by Chinese buyers in global markets. A steadily appreciating Euro, sluggish paper demand, as well as weather-related fibre shortages and the outbreak of SARS in the first half of 2003, also contributed to a significant fluctuation in prices. Overall, improved global demand supported an increase in average European northern bleached softwood kraft ("NBSK") prices of US$120 per tonne (or 28%) in 2003.

Excellent Progress on Strategic Initiatives

In spite of the external challenges, NorskeCanada continued to focus on its key strategic objectives, and recorded a number of notable achievements during the year. A discussion of this year's principal achievements follows.

Continued Aggressive Performance Improvements

In recent years, we have significantly improved our competitiveness within the industry. In January 2003, we launched our third performance improvement initiative in three years. This aggressive goal was aimed at generating annualized run-rate improvements of $100 million by the end of 2003, over 2002 results. Potential improvements were identified across all business areas from optimizing our mix of higher-value sales and distribution channels, to enhancing our manufacturing processes, reducing furnish and conversion input costs, and lowering company-wide overhead costs.

By December 31, we had captured annualized run-rate improvements of $104 million ($83 million embedded in the current year's earnings), compared to 2002. The following graph highlights the annualized run-rate and realized improvements generated in each business area at December 31, 2003:

2003 Annual Report [23] Norske Skog Canada Limited

2003 Performance Improvement Program
In millions of Canadian dollars

$125
100
75
50
25
0
Furnish
Conversion
Sales and Freight
SG&A
Total
Realized Improvement Dec YTD
Annualized Run-Rate Improvement as at Dec 31

1. Furnish cost improvements include: i) a significant reduction of higher-cost kraft usage across each paper division, and ii) a more efficient fibre mix.
2. Conversion cost improvements include: i) renegotiated contract pricing for chemicals and other conversion input costs, ii) improved consumption of coating and chemicals in our paper products, iii) energy cost improvements, particularly a significant improvement in energy consumption at our Crofton recovery boiler, achieved through minimal capital spending, and iv) an enhancement in our pulp production arising from an inexpensive upgrade to our thermomechanical pulp ("TMP") facility at Crofton.
3. Sales and freight improvements include a newly negotiated transportation agreement with our deep-sea vessel carrier, an improved higher-value sales mix, and more cost-effective distribution channels.
4. Selling, general, and administrative ("SG&A") cost improvements reflect increased in-sourcing, as well as efficient cost management, including the capture of outstanding synergies in early 2003.

Acquisition of Paper Recycling Facility

Sourcing recycled paper at an affordable price has been high on our list of priorities for some time. On December 1, 2003, we acquired western Canada's largest paper recycling facility. The purchase price of $61.1 million, which included $2.5 million for a working capital adjustment and transaction costs of $0.6 million, was financed almost equally by equity and cash, thereby preserving our existing debt to capitalization ratio.

The division has a current production capacity of 145,000 air-dried metric tonnes ("ADMT"), and has the capability to produce another 35,000 ADMT (to 180,000 ADMT), with minimal capital cost. A well-managed and cost-efficient modern operation, it also has excellent truck, rail and water access.

The addition of this paper recycling operation brings many benefits to the Company, including:

- Positive impact on earnings:
  - Improves EBITDA by an estimated $15 to $16 million per year before synergies
  - Synergies expected to improve annual EBITDA by $2 to $3 million
  - Accretion to annual earnings per share ("EPS") by estimated $0.03 to $0.04 per share
  - Improves interest coverage
- Secure, stable raw material supply, with over 80% under contract from suppliers in western North America
- Ability to counter waste paper price increases by optimizing production scheduling and volumes
- Avoids capital expenditure requirements to address TMP pulping constraints arising from reduced kraft consumption in newsprint production

2003 Annual Report [24] Norske Skog Canada Limited

Rationalization of Elk Falls Pulp Operation

Our major capital project in 2003 was the upgrade of our No.2 recovery boiler at Elk Falls. As a result of this upgrade, we made the decision to reduce pulp capacity by 80,000 tonnes. This reduction will be achieved primarily through the permanent closure of our No.1 recovery boiler, when our No.2 recovery boiler upgrade is completed in April 2004.

As a result of this initiative, we expect to realize annual savings in EBITDA of $9 million, primarily from an improved sales mix, lower maintenance costs, and higher productivity, which will maintain our market sales capacity. One-time costs associated with the rationalization comprise a $14 million write-down of fixed assets, and other costs, including severance and retraining, of $6 million ($2 million pertaining to severance costs was recognized at December 31, 2003 in our financial statements).

To complete the upgrade, we will be shutting down our No.2 recovery boiler for approximately 55 days in the first quarter of 2004. As a result, we estimate our operating earnings will be lower in the first quarter by approximately $15-$20 million.

Enhanced Liquidity

Given the challenging climate, on May 15, 2003, we took the opportunity to issue an additional offering of US$150 million 8.625% senior notes, repayable in June 2011. The notes were sold at a price of 102.953% of par to yield 8%. We used $134 million of the proceeds to repay the outstanding balance at that time, on the revolving operating loan.

We have also negotiated certain amendments to our $350 million revolving operating loan, including an agreement to extend the maturity of the loan by one year, to July 2006, and an option to increase the borrowing base to increase the availability of the facility, which has been duly exercised.

In millions of Canadian dollars, except where otherwise stated	As at December 31,	
	2003	2002
Total Debt		
Revolver (max. facility – $350 million)[1]	$ 13	$ 119
Senior notes[2]	521	395
Senior notes[3]	275	335
Other non-recourse	37	37
Total	846	886
Shareholders' Equity	1,069	1,125
Total capitalization	$ 1,915	$ 2,011
Cash	–	–
Funded debt ratio[4]	44%	44%
Net debt ratio[5]	44%	44%

1 $134 million of the net bond offering proceeds of $213 million was used to repay the outstanding balance (at May 2003), on our revolving operating loan.

2 Senior Notes, 8.625% due June 2011 (US$400 million), includes US$150 million bond offering in May 2003.

3 Senior Notes, 10% due March 2009 (US$200 million).

4 Funded debt ratio equals total debt divided by total capitalization.

5 Net debt ratio equals net debt (i.e. total debt less cash), divided by net capitalization (i.e. net debt and shareholders' equity).

2003 Annual Report [25] Norske Skog Canada Limited

Review of Operations
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Consolidated

In millions of Canadian dollars, except where otherwise stated	2003				
	Q1	Q2	Q3	Q4	YTD
Net sales	$ 385.8	$ 383.7	$ 415.8	$ 405.9	$ 1,591.2
Operating earnings (loss)	(35.5)	(38.4)	(21.3)	(16.4)	(111.6)
EBITDA	11.8	9.6	26.1	30.8	78.3
Net earnings (loss)	(24.8)	(18.3)	(28.1)	(13.3)	(84.5)
EBITDA margin[1]	3.1%	2.5%	6.3%	7.6%	4.9%
Net earnings (loss) per share – basic and diluted	$ (0.12)	$ (0.09)	$ (0.14)	$ (0.06)	$ (0.41)
Sales (000 MT)					
Specialties	261.7	266.8	282.9	273.3	1,084.7
Newsprint	195.6	195.4	188.1	189.6	768.7
Total paper	457.3	462.2	471.0	462.9	1,853.4
Pulp	103.9	89.9	120.2	107.3	421.3
Total sales	561.2	552.1	591.2	570.2	2,274.7
Production (000 MT)					
Specialties	260.9	277.1	273.5	263.8	1,075.3
Newsprint	199.6	186.2	188.2	200.8	774.8
Total paper	460.5	463.3	461.7	464.6	1,850.1
Pulp	99.0	93.7	114.8	111.3	418.8
Total production	559.5	557.0	576.5	575.9	2,268.9
Average spot foreign exchange rate C$/US$[2]	1.510	1.398	1.380	1.316	1.402
Period-end spot foreign exchange rate C$/US$[3]	1.469	1.355	1.350	1.292	1.292
Common shares (millions)					
At end of period	205.9	205.9	205.9	214.6	214.6
Weighted average	205.9	205.9	205.9	208.8	206.6

1 EBITDA margin is defined as EBITDA as a percentage of sales.
2 Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.
3 Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

2003 Annual Report [26] Norske Skog Canada Limited

Consolidated

In millions of Canadian dollars, except where otherwise stated	2002				
	Q1	Q2	Q3	Q4	YTD
Net sales	$ 324.3	$ 359.8	$ 392.6	$ 405.6	$ 1,482.3
Operating earnings (loss)	(44.6)	(37.1)	(3.9)	(36.3)	(121.9)
EBITDA	(2.1)	6.0	42.4	10.3	56.6
Net earnings (loss)	(41.5)	(24.4)	(20.1)	(37.3)	(123.3)
EBITDA margin[1]	(0.6)%	1.7%	10.8%	2.5%	3.8%
Net earnings (loss) per share – basic and diluted	$ (0.24)	$ (0.13)	$ (0.10)	$ (0.18)	$ (0.64)
Sales (000 MT)					
Specialties	206.6	225.9	252.0	275.3	959.8
Newsprint	150.6	198.5	201.6	198.8	749.5
Total paper	357.2	424.4	453.6	474.1	1,709.3
Pulp	85.8	107.6	97.7	90.1	381.2
Total sales	443.0	532.0	551.3	564.2	2,090.5
Production (000 MT)					
Specialties	215.3	224.8	271.6	267.6	979.3
Newsprint	150.0	197.3	201.8	198.1	747.2
Total paper	365.3	422.1	473.4	465.7	1,726.5
Pulp	80.4	101.8	98.3	93.8	374.3
Total production	445.7	523.9	571.7	559.5	2,100.8
Average spot foreign exchange rate C$/US$[2]	1.594	1.555	1.563	1.570	1.570
Period-end spot foreign exchange rate C$/US$[3]	1.594	1.519	1.586	1.580	1.580
Common shares (millions)					
At end of period	174.8	205.9	205.9	205.9	205.9
Weighted average	174.8	186.4	205.9	205.9	193.4

1 EBITDA margin is defined as EBITDA as a percentage of sales.
2 Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.
3 Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

Our net loss for the year ended December 31, 2003 was $84.5 million ($0.41 per common share) on net sales of $1,591.2 million, compared to a net loss of $123.3 million ($0.64 per common share) on net sales of $1,482.3 million for the year ended December 31, 2002. EBITDA for the year ended December 31, 2003 was $78.3 million, compared to $56.6 million for the comparative 2002 year. Our net loss and EBITDA improved by $38.8 million, and $21.7 million, respectively. Our net loss for the current year included an after-tax gain on translation of US$ debt of $47.9 million ($0.23 per common share) and an after-tax write-down of fixed assets, related to the Elk Falls pulp production facility rationalization, of $9.2 million ($0.04 per common share). Our net loss for the previous year included an after-tax write-off of deferred financing costs of $10.3 million ($0.05 per common share), an after-tax gain on translation of US$ debt of $10.1 million ($0.05 per common share), and the release of future income taxes of $9.7 million ($0.05 per common share).

The improvement in EBITDA was largely due to our successful performance improvement initiative, higher average transaction prices for pulp and newsprint, and, to a lesser extent, LWC and most uncoated specialty grades, as well as the positive impact of reduced market-related downtime in the current year. These gains were partially offset by the adverse impact of the significantly stronger Canadian dollar, which was mitigated by our hedging program, weaker contract directory pricing, and increased costs, particularly higher fossil fuel prices.

2003 Annual Report [27] Norske Skog Canada Limited

Specialties

In millions of Canadian dollars, except where otherwise stated	2003				
	Q1	Q2	Q3	Q4	YTD
Net sales	$ 213.3	$ 214.9	$ 228.7	$ 223.2	$ 880.1
EBITDA	14.4	15.7	17.7	18.2	66.0
Operating earnings (loss)	(10.0)	(9.8)	(6.7)	(6.0)	(32.5)
EBITDA Margin	6.8%	7.3%	7.7%	8.2%	7.5%
Sales (000 MT)	261.7	266.8	282.9	273.3	1,084.7
Production (000 MT)	260.9	277.1	273.5	263.8	1,075.3
Average net sales revenue per tonne	$ 815	$ 805	$ 808	$ 817	$ 811
Average cash costs per tonne[1]	760	747	746	750	751
	2002				
	Q1	Q2	Q3	Q4	YTD
Net sales	$ 188.4	$ 192.1	$ 217.3	$ 237.2	$ 835.0
EBITDA	25.6	15.4	30.3	18.6	89.9
Operating earnings (loss)	4.9	(5.7)	5.9	(6.4)	(1.3)
EBITDA Margin	13.6%	8.0%	14.0%	7.8%	10.8%
Sales (000 MT)	206.6	225.9	252.0	275.3	959.8
Production (000 MT)	215.3	224.8	271.6	267.6	979.3
Average net sales revenue per tonne	$ 912	$ 850	$ 862	$ 862	$ 870
Average cash costs per tonne[1]	788	782	742	794	776

1 Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

2003 Annual Report [28] Norske Skog Canada Limited

Demand for printing and writing papers improved modestly in 2003 from the depressed levels of 2002. Demand for both coated and uncoated groundwood papers was stronger than for the overall printing and writing paper market, and the sector continued to outperform newsprint. Modest price increases were secured for most grades in 2003. These gains, however, were more than offset by the impact of the strengthening Canadian dollar. The directory market was plagued by oversupply for most of the year. European imports to the North American market largely negated reduced supply from capacity closures in the first half of the year, stalling any recovery in prices in 2003.

Our operating loss for the year ended December 31, 2003 was $32.5 million on net sales of $880.1 million, compared to an operating loss of $1.3 million on net sales of $835.0 million for the previous year. Our specialties paper business generated EBITDA of $66.0 million for the 2003 fiscal year, compared to EBITDA of $89.9 million for the year ended December 31, 2002.

Sales volumes increased 124,900 tonnes, or 13.0%, compared to the 2002 fiscal year, primarily reflecting improved demand in the current year and, to a lesser extent, our continued shift of production from newsprint to higher-value specialty papers.

Our average net sales revenue for the year ended December 31, 2003 was $811 per tonne, compared to $870 per tonne in 2002. The decline primarily reflected the impact of a significantly stronger Canadian dollar, lower pricing for directory grades, and a lower-value sales mix of other uncoated groundwood papers. The modest improvement in average transaction prices for other specialty grades partially offset these declines.

Average cash costs for the year ended December 31, 2003 improved by $25 per tonne, or 3.2%, from 2002. This improvement resulted primarily from accomplishing various cost reductions related to our performance improvement initiative, and higher operating rates. These cost improvements more than offset the impact of increased fossil fuel costs, higher costs related to increased post-retirement commitments, and costs arising from several isolated events in 2003, including the termination of a higher-cost fibre contract, a four-week coast region Industrial Wood and Allied Workers' Union ("IWA") strike in late 2003, and a storm-related, company-wide power outage in March.

LWC Paper (No.5, 40 Lb.)
Average East Coast U.S. delivery transaction price
US$ per short ton (source: RISI)

900
800
700
600
Q:1 4 1 4 1 4 1 4 1 4
1999
2000
2001
2002
2003

Telephone Directory Paper (22.1 Lb.)
Average telephone directory transaction price
US$ per short ton (source: RISI)

800
700
600
Q:1 4 1 4 1 4 1 4 1 4
1999
2000
2001
2002
2003

2003 Annual Report [29] Norske Skog Canada Limited

Newsprint

In millions of Canadian dollars, except where otherwise stated	2003				
	Q1	Q2	Q3	Q4	YTD
Net sales	$ 114.6	$ 113.3	$ 117.5	$ 117.6	$ 463.0
EBITDA	(2.7)	(1.4)	3.5	5.7	5.1
Operating earnings (loss)	(18.5)	(16.7)	(11.6)	(9.8)	(56.6)
EBITDA Margin	(2.4)%	(1.2)%	3.0%	4.8%	1.1%
Sales (000 MT)	195.6	195.4	188.1	189.6	768.7
Production (000 MT)	199.6	186.2	188.2	200.8	774.8
Average net sales revenue per tonne	$ 586	$ 580	$ 625	$ 620	$ 602
Average cash costs per tonne[1]	600	587	606	590	596
Newsprint 48.8 gsm, West Coast Delivery (US$ per tonne)[2]	470	495	495	512	493

	2002				
	Q1	Q2	Q3	Q4	YTD
Net sales	$ 91.0	$ 112.0	$ 117.1	$ 120.5	$ 440.6
EBITDA	(12.3)	(8.2)	0.9	(3.0)	(22.6)
Operating earnings (loss)	(27.8)	(23.7)	(15.2)	(19.3)	(86.0)
EBITDA Margin	(13.5)%	(7.3)%	0.8%	(2.5)%	(5.1)%
Sales (000 MT)	150.6	198.5	201.6	198.8	749.5
Production (000 MT)	150.0	197.3	201.8	198.1	747.2
Average net sales revenue per tonne	$ 604	$ 564	$ 581	$ 606	$ 588
Average cash costs per tonne[1]	686	606	577	621	618
Newsprint 48.8 gsm, West Coast Delivery (US$ per tonne)[2]	462	440	452	472	456

1 Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
2 Benchmark prices are sourced from Resource Information Systems, Inc.

2003 Annual Report [30] Norske Skog Canada Limited

The overall newsprint market continued to be soft in 2003, with U.S. newsprint consumption down 0.6% year-over-year, to November 2003. Inventories were maintained at moderate levels, and prices slowly increased during the year.

Despite the continued weakness in demand and the resulting low North American operating rates, producers managed to secure price increases totalling US$50 per tonne during the year. The depreciation of the U.S. dollar, however, more than cancelled out these price increases for Canadian producers.

Our 2003 operating loss improved by $29.4 million, or 34.2%, during 2003, from $86.0 million on net sales of $440.6 million in 2002 to $56.6 million on net sales of $463.0 million in 2003. Similarly, our EBITDA improved by $27.7 million in 2003, up from negative $22.6 million in 2002, to $5.1 million in 2003.

Sales volumes were 768,700 tonnes for 2003, an increase of 19,200 tonnes, or 2.6%, compared to 2002. The higher sales volumes primarily reflected lower market-related downtime in the current year.

Average net sales revenue for the current year increased by $14 per tonne, or 2.4%. Improved average transaction prices resulting from the modest price increases during the year were partially offset by the impact of the stronger Canadian dollar.

Average cash costs were $596 per tonne, an improvement of $22 per tonne, or 3.6%, from the previous year. The most significant factor of this improvement was our successful performance improvement initiative. This, together with improved unit costs resulting from higher operating rates, outweighed higher energy costs, higher post-retirement commitment costs, as well as costs associated with the previously highlighted isolated events in 2003.

Standard Newsprint (48.8 gsm)
Average West Coast U.S. delivery transaction price US$ per metric tonne (source: RISI)

700
600
500
400
Q:1 4 1 4 1 4 1 4 1 4
1999
2000
2001
2002
2003

2003 Annual Report [31] Norske Skog Canada Limited

Pulp

In millions of Canadian dollars, except where otherwise stated	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2003 YTD
Net sales	$ 57.9	$ 55.5	$ 69.6	$ 65.1	$ 248.1
EBITDA	0.1	(4.7)	4.9	6.9	7.2
Operating earnings (loss)	(7.0)	(11.9)	(3.0)	(0.6)	(22.5)
EBITDA Margin	0.2%	(8.5)%	7.0%	10.6%	2.9%
Sales (000 MT)	103.9	89.9	120.2	107.3	421.3
Production (000 MT)	99.0	93.7	114.8	111.3	418.8
Average net sales revenue per tonne	$ 557	$ 617	$ 580	$ 607	$ 589
Average cash costs per tonne[1]	556	670	538	542	572
NBSK pulp, Northern Europe Delivery (US$ per tonne)[2]	480	550	518	552	525

	2002 Q1	2002 Q2	2002 Q3	2002 Q4	2002 YTD
Net sales	$ 44.9	$ 55.7	$ 58.2	$ 47.9	$ 206.7
EBITDA	(15.4)	(1.2)	11.2	(5.3)	(10.7)
Operating earnings (loss)	(21.7)	(7.7)	5.4	(10.6)	(34.6)
EBITDA Margin	(34.3)%	(2.2)%	19.2%	(11.1)%	(5.2)%
Sales (000 MT)	85.8	107.6	97.7	90.1	381.2
Production (000 MT)	80.4	101.8	98.3	93.8	374.3
Average net sales revenue per tonne	$ 523	$ 518	$ 596	$ 532	$ 542
Average cash costs per tonne[1]	703	529	481	591	570
NBSK pulp, Northern Europe Delivery (US$ per tonne)[2]	443	457	485	447	458

1 Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
2 Benchmark prices are sourced from Resource Information Systems, Inc.

2003 Annual Report [32] Norske Skog Canada Limited

The year started promisingly for pulp markets with producers implementing three consecutive price increases in the first and second quarters, driven in part by weather-related fibre shortages in the U.S. south-east. Later in the second quarter, however, market conditions and prices deteriorated mostly due to the impact of the outbreak of SARS and a drawdown of inventory by Chinese buyers. A subsequent resumption of Chinese buying in the third quarter helped arrest this decline, and paved the way for prices to regain their upward momentum by the end of the year. European NBSK pulp benchmark prices closed the year at US$560 per tonne, up from US$440 per tonne at the end of 2002.

Our operating loss from our pulp segment improved $12.1 million, or 35.0% from an operating loss of $34.6 million on net sales of $206.7 million for the 2002 fiscal year to an operating loss of $22.5 million on net sales of $248.1 million for the year ended December 31, 2003. EBITDA improved by $17.9 million for the year ended December 31, 2003 to $7.2 million, up from negative $10.7 million for the corresponding period in 2002.

Pulp sales volumes for the year ended December 31, 2003 increased by 40,100 tonnes or 10.5%, largely reflecting reduced requirements from our paper production facilities and, to a lesser extent, lower planned maintenance downtime in the current year.

Average net sales revenue for the year ended December 31, 2003 increased $47 per tonne, or 8.7%, from $542 per tonne in 2002, to $589 per tonne in 2003, mostly as a result of higher average transaction prices. A significant increase in the value of the Canadian dollar partly offset these gains.

Average cash costs were largely unchanged from the previous year. Various cost savings, including improved energy consumption at our Crofton recovery boiler, lower SG&A and reduced fibre costs, were offset by increased energy and certain overhead costs, including increased post-retirement commitments and costs related to the Elk Falls rationalization.

Northern Bleached Softwood Kraft

Average Northern Europe delivery transaction price

US$ per metric tonne {source: RISI}

750
700
650
600
550
500
450
400
Q:1 4 1 4 1 4 1 4 1 4
1999
2000
2001
2002
2003

2003 Annual Report [33] Norske Skog Canada Limited

Foreign Exchange Gain (Loss) on Translation of Long-Term Debt

For the year ended December 31, 2003, we recorded a gain of $58.2 million on the translation of U.S. dollar denominated debt, net of related foreign currency contracts, compared to a gain of $12.3 million for the previous year. The significant increase substantially related to the appreciation of the Canadian dollar versus the U.S. dollar in the current year.

Write-Down of Fixed Assets

As previously highlighted, we plan to remove 80,000 tonnes of pulp production capacity at our Elk Falls mill. This reduction will be achieved through the permanent closure of our No.1 recovery boiler and certain other fixed assets, when our No.2 recovery boiler upgrade is completed in April 2004. In connection with this rationalization, a write-down of fixed assets of $14.2 million was recorded for the year ended December 31, 2003.

Other Expense, Net

Other expense, net for the year ended December 31, 2003 was $3.9 million, compared to $13.3 million for the year ended December 31, 2002. The current year's balance is comprised of several smaller miscellaneous cost items. The net expense for 2002 was primarily comprised of a $15.8 million write-off of deferred financing costs related to repaid term and operating credit facilities, and a gain of $4.8 million arising from the disposition of our shares of Pope and Talbot Inc., (part of the consideration we received from the sale of our former Mackenzie pulp operation in June 2001) in March 2002.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2003 was $75.0 million, in line with the previous year, when we recorded a net interest expense of $76.2 million.

Income Tax Recovery

Income tax recovery for the 2003 fiscal year was $62.0 million, compared to $75.8 million for the previous year. The variance primarily reflected the improved financial performance in 2003. Income tax recovery for the year ended December 31, 2002 included a non-cash recovery of $9.7 million relating to a change in the estimate of our income tax liability for prior years.

Net Earnings (Loss)

Our net loss for the year ended December 31, 2003 was $84.5 million ($0.41 per common share), compared to a net loss of $123.3 million ($0.64 per common share) for the preceding year.

2003 Annual Report [34] Norske Skog Canada Limited

Liquidity and Capital Resources

In millions of Canadian dollars, except where otherwise stated	2003				
	Q1	Q2	Q3	Q4	YTD
Cash provided (used) by operations (before changes in non-cash working capital)	$ (1.4)	$ (5.5)	$ 11.5	$ 12.6	$ 17.2
Movement in non-cash working capital	(27.6)	22.3	(0.1)	10.7	5.3
Cash provided (used) by operations (after changes in non-cash working capital)	(29.0)	16.8	11.4	23.3	22.5
Capital spending	13.8	27.6	26.0	14.0	81.4
Total debt to total capitalization[1,2]	44%	45%	45%	44%	44%
Net debt to net capitalization[3,4]	44%	44%	45%	44%	44%
Other Financial/Statistical Information					
Total assets					$ 2,816.2
Total debt[1]					845.8
Shareholders' equity					1,069.2
No. of employees at period end					4,000
	2002				
	Q1	Q2	Q3	Q4	YTD
Cash provided (used) by operations (before changes in non-cash working capital)	$ (26.2)	$ (19.1)	$ 30.3	$ (1.3)	$ (16.3)
Movement in non-cash working capital	20.5	14.9	(75.1)	61.2	21.5
Cash provided (used) by operations (after changes in non-cash working capital)	(5.7)	(4.2)	(44.8)	59.9	5.2
Capital spending	9.4	17.5	13.6	41.7	82.2
Total debt to total capitalization[1,2]	54%	41%	44%	44%	44%
Net debt to net capitalization[3,4]	51%	41%	44%	44%	44%
Other Financial/Statistical Information					
Total assets					$ 2,893.5
Total debt[1]					886.2
Shareholders' equity					1,124.7
No. of employees at period end					3,800

1 Total debt is comprised of long-term debt, including current portion.
2 Total capitalization is comprised of total debt and shareholders' equity.
3 Net debt is comprised of total debt, less cash on hand.
4 Net capitalization is comprised of net debt and shareholders' equity.

2003 Annual Report [35] Norske Skog Canada Limited

Changes in Financial Position

Cash flows provided by operating activities, after changes in non-cash working capital, for the year ended December 31, 2003 totalled $22.5 million, compared to $5.2 million for the previous year. The improvement was principally due to our stronger financial performance in the current year.

Capital spending for the year ended In millions of Canadian dollars, except where otherwise stated	December 31 2003	2002
Capital expenditures	$ 81.4	$ 82.2
Depreciation and amortization	189.9	178.5
Capital spending as % of depreciation and amortization	42.9%	46.1%

Given the difficult business climate, we continued to prudently manage our capital expenditures during 2003. Spending for the current year was $81.4 million, similar to $82.2 million for the previous year. Capital spending as a percentage of depreciation and amortization in 2003 was 42.9%, compared to 46.1% in 2002.

The focus in 2003 remained on maintenance-of-business and carefully selected high-return capital projects. The most significant project was the continuation of the $45 million upgrade of our Elk Falls kraft pulp mill recovery boiler, which is scheduled for completion in April 2004.

Current year spending also included work performed on several smaller high-return projects, including upgrades to our TMP pulp facility at our Crofton mill, as well as kraft reduction upgrades to our No.5 paper machine and TMP screen line improvements at our Elk Falls operation.

The $61.1 million acquisition (including transaction costs of $0.6 million and a working capital adjustment of $2.5 million) of our recycled paper operation in December 2003, was financed using cash of $32.1 million and equity of $29.0 million.

In 2004, we intend to maintain our disciplined approach to capital spending and currently anticipate that our annual capital expenditures for the 2004 fiscal year will be in the region of $70 million. This includes the spending to complete the Elk Falls recovery boiler upgrade.

Liquidity

As previously mentioned, during 2003 we completed an offering of US$150 million 8.625% senior notes, repayable in June 2011, and extended the maturity for our $350 million revolving operating loan by one year, to July 2006.

In October 2003, Moody's revised its outlook on our debt ratings to negative from stable and confirmed its existing ratings of Ba2 on our senior unsecured debt and Ba1 on our bank credit facilities. Standard & Poor's also revised its outlook in October from stable to negative and affirmed its existing ratings of BB on our long-term corporate debt and BB+ on our senior unsecured debt.

The following table highlights our credit rating and outlook with Moody's and Standard and Poor's ("S&P"), as of December 31, 2003 and 2002:

	December 31 2003	2002
Moody's		
Outlook	Negative	Stable
Issuer rating	Ba2	Ba2
Senior implied issuer	Ba2	Ba2
Bank loan debt	Ba1	Ba1
Senior unsecured debt	Ba2	Ba2
S&P		
Outlook [1]	Negative	Negative
Corporate credit rating [1]	BB	BB+
Senior unsecured debt [1]	BB	BB+
Senior secured debt	BB+	BB+

1 In February 2003, S&P lowered its credit rating on our long-term corporate and senior unsecured debt by one level, from BB+ to BB, and affirmed its existing credit rating on our senior secured debt as BB+. S&P also indicated the outlook for our business at that time was stable.

As of December 31, 2003, the borrowing base on our $350.0 million revolving operating loan was $343.4 million. After drawings of $12.5 million and outstanding letters of credit of $25.7 million, $305.2 million was available at year-end. Our net debt to net capitalization as of December 31, 2003 was 44%.

2003 Annual Report [36] Norske Skog Canada Limited

At year-end, we remained in compliance with the covenants under both our credit facilities and bond indentures. However, our consolidated fixed charge ratio of the bond debentures was below the 2.0:1 threshold, which, while not constituting a default, does prohibit the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

We use financial instruments to reduce our exposure to foreign currency and price risks associated with our revenues. At December 31, 2003, no commodity price hedging instruments were outstanding in respect of products sold. The following table highlights our foreign currency options and forward contracts outstanding to sell U.S. dollars at December 31, 2003:

	Options					
	Floor		Ceiling		Forward Contracts	
Term	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$
As at December 31, 2003						
0 to 12 months	$ 324	1.4477	$ 142	1.5756	$ 56	1.5764
13 to 24 months	$ 105	1.3647	$ 54	1.4539	$ 9	1.5269
As at December 31, 2002						
0 to 12 months	$ 297	1.5595	$ 285	1.6095	$ 118	1.5330
13 to 24 months	$ 133	1.5695	$ 127	1.6263	$ 38	1.6123

At period-end exchange rates, the amount that we would receive to settle the above contracts and options is $74.1 million, of which $15.3 million has been included in accounts receivable and accounts payable.

At December 31, 2003, our long-term debt related forward foreign exchange contracts to acquire U.S. dollars totalled US$264.1 million over a four-year period, at rates averaging 1.5153. At period end exchange rates, the net amount we would pay to settle these contracts is $50.0 million.

We also use financial instruments to reduce our exposure to energy costs. At December 31, 2003, we had oil swaps to purchase 377,000 barrels at an average contract rate of US$23.37 per barrel, settling between January 2004 and March 2005, and natural gas swaps to purchase 1.6 million gigajoules ("GJ") at an average contract rate of US$3.89 per GJ, settling between January 2004 and October 2004. At year-end rates, the net amount we would receive to settle these contracts is $3.6 million.

From time to time, we enter into interest rate swaps to manage our exposure to changes in long-term fixed interest rates associated with our senior notes. During the year, we terminated US$105.0 million of fixed-to-floating interest swaps for proceeds of $15.9 million. These funds were applied against our revolving operating loan. No interest swaps were outstanding at December 31, 2003.

Post-retirement benefits and pension contributions paid in 2003 amounted to $15.4 million (2002: $7.8 million). As outlined in note 14 to the 2003 consolidated financial statements, there was a total funding deficit of $112.5 million in our various pension plans as of December 31, 2003. Of this amount, $70.7 million related to funded defined benefit pension plans and $41.8 million to "pay-as-you-go" unfunded defined benefit pension plans. In addition, we have other "pay-as-you-go" post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $183.6 million at December 31, 2003. We anticipate the annual funding contributions to our defined benefit pension plans will increase to approximately $20 million from their current level of approximately $10 million.

Related Party Transactions

Our related parties include Norske Skogindustrier ("Norske Skog"), a significant shareholder, together with its subsidiaries and affiliates, and Norske Skog North America LLC ("NSNALLC"), a joint venture between Norske Skog and NorskeCanada.

In prior years, we acquired companies with non-capital and capital loss carryovers from Fletcher Challenge Limited (acquired by Norske Skog in 2000). The purchase price for these companies is subject to adjustment under certain conditions. In 2003, a downward adjustment of $17.8 million (net of taxes of $1.5 million on the interest component) in the purchase price was recorded. The adjustment was recorded as an increase to deferred credits. No such price adjustments were recorded in the 2002 fiscal year.

We have sales and marketing contracts with affiliates of Norske Skog, which provide for sales agency and distribution arrangements in the U.S. and certain international markets.

Our product sales to NSNALLC are at arm's length and in accordance with normal trade practices.

2003 Annual Report [37] Norske Skog Canada Limited

Contractual Obligations

The following table presents the aggregate amount of future cash outflows of our contractual obligations as of December 31, 2003, excluding amounts due for interest on outstanding indebtedness:

In millions of Canadian dollars	Payments due by Period			
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$ –	$ 12.5	$ –	$ 833.3
Capital lease obligations	0.7	1.5	1.5	5.1
Operating leases	9.6	18.2	14.9	58.7
Total	$ 10.3	$ 32.2	$ 16.4	$ 897.1

Critical Accounting Policies and Judgmental Matters

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 1 to the consolidated financial statements includes a summary of the significant accounting policies used in the preparation of those consolidated financial statements. While all of the significant accounting policies are important to our consolidated financial statements, some of these policies may be viewed as being critical. Such policies are those that are both most important to the portrayal of our financial condition and require our most difficult, subjective or complex estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. While the judgments and estimates we make are based on historical experience and other assumptions that management considers appropriate and reasonable under current circumstances, the actual resolution and results may differ from the recorded estimated amounts, resulting in charges or credits that could materially affect our results or financial condition for a given reporting period.

The following areas represent critical accounting policies where estimates and judgments can have a significant effect on reported results of our operations and financial position:

Contingent Liabilities

Contingent liabilities, primarily pertaining to environmental and legal matters, are recorded on an undiscounted basis when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments regarding projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

Impairment of Long-Lived Assets

We review long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Canadian GAAP requires us to make certain judgments, assumptions and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations and economic lives of the affected assets. Impairments are recognized when the book values exceed management's estimate of the undiscounted future cash flows, or net recoverable amounts, associated with the affected assets. Key assumptions in estimating these cash flows include future production volumes and average product pricing over the commodity cycle, and future estimates of expenses to be incurred.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in such situations, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.

2003 Annual Report [38] Norske Skog Canada Limited

Pension and Post-retirement Benefits

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. We retain independent actuarial firms to perform actuarial valuations of the fair values of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data, that directly impact the fair value of the assets and obligations and charges disclosed in our financial statements. These assumptions include:

- The discount rate used to arrive at the net present value of the various plan obligations
- The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations
- Salary increases used to calculate the impact that future compensation increases will have on pension and other post-retirement obligations
- Health care trend rates used to calculate the impact that future health care costs will have on post-retirement obligations

Actual experience can vary significantly from estimates, and could materially impact the estimated cost of our employee benefit plans and future cash requirements.

Provision for Bad/Doubtful Accounts and Slow-Moving and Obsolete Inventory Items

We use generally accepted practices in estimating required provisions for doubtful accounts and bad debt losses arising on trade and other receivable balances and provisions for slow moving and obsolete inventory items. These allowances are reviewed and updated from time to time to ensure that they take into consideration all circumstances known to management. Our estimate of the required allowance is ultimately a matter of opinion and the actual loss eventually sustained may be more or less than that estimated.

Income Taxes

The amounts we record for future income assets and liabilities are based on various judgments, assumptions, and estimates. These include the tax rates and laws that will apply when the temporary differences reverse, and the likelihood that we will generate sufficient taxable income to utilize non-capital loss carry-forwards prior to their expiration.

Due to the numerous variables associated with such judgments, assumptions and estimates, and the effects of changes in circumstances on these valuations, the precision and reliability of the resulting estimates are subject to substantial uncertainties and may change significantly as additional information becomes known.

In addition, we record provisions for federal, provincial and foreign taxes based on the respective tax rules and regulations of the jurisdictions in which we operate and our judgment as to the allocation of income and the amount of deductions relating to those jurisdictions. From time to time, domestic and foreign tax authorities challenge the timing and amounts of such income allocations and deductions. In such circumstances, the final resolution of these challenges can result in final settlements that differ from our estimated amounts.

Recent Pronouncements

Effective January 1, 2004, we will adopt the following new pronouncements by the Canadian Institute of Chartered Accountants:

Accounting Guideline 13, Hedging Relationships, and the Emerging Issues Committee's Consensus EIC-128, Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments. The new standards implement requirements related to the identification, designation, documentation and effectiveness of hedging relationships. The new standards are applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004. Under the new standards, hedge accounting is optional for derivative transactions that are effective in offsetting financial statement risks. Derivative financial instruments that are not subject to hedge accounting are recorded on the balance sheet, with unrealized changes in fair value recorded to the statement of earnings on each balance sheet date.

Section 3110, Asset Retirement Obligations. The new standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and a corresponding increase in the carrying amount of the related long-lived asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows.

2003 Annual Report [39] Norske Skog Canada Limited

Section 3063, Impairment of Long-Lived Assets. The new standard requires entities to recognize an impairment loss when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.

Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The new standard requires entities to expense all stock-based compensation and payments at grant date.

Reconciliation of EBITDA to Cash Flow

The following table reconciles our EBITDA to cash flow provided by (used in) operating activities:

In millions of Canadian dollars	2003				
	Q1	Q2	Q3	Q4	YTD
Cash flow provided by (used in) operating activities	$ (29.0)	$ 16.8	$ 11.4	$ 23.3	$ 22.5
Cash interest expense, net	18.3	19.1	21.3	21.5	80.2
Cash income taxes paid	3.5	1.7	1.4	0.5	7.1
Increase in other long-term obligations	(4.5)	(3.3)	(8.8)	(0.9)	(17.5)
Other	(4.1)	(2.4)	0.7	(2.9)	(8.7)
Change in non-cash working capital	27.6	(22.3)	0.1	(10.7)	(5.3)
EBITDA	$ 11.8	$ 9.6	$ 26.1	$ 30.8	$ 78.3
	2002				
	Q1	Q2	Q3	Q4	YTD
Cash flow provided by (used in) operating activities	$ (5.7)	$ (4.2)	$ (44.8)	$ 59.9	$ 5.2
Cash interest expense, net	20.5	19.9	18.8	19.1	78.3
Cash income taxes paid	5.0	3.5	2.4	1.9	12.8
Increase in other long-term obligations	(3.6)	(2.7)	(5.3)	(8.2)	(19.8)
Other	2.2	4.4	(3.8)	(1.2)	1.6
Change in non-cash working capital	(20.5)	(14.9)	75.1	(61.2)	(21.5)
EBITDA	$ (2.1)	$ 6.0	$ 42.4	$ 10.3	$ 56.6

Uncertainties

We produce and market products that are sold globally. We seek to differentiate our product lines from those of other producers by supplying specialty products that add value for customers. However, our operating environment is subject to uncertainties, many of which are common to virtually all companies in the forest products industry in North America and also some that are more specifically applicable to our operations based in British Columbia.

A discussion of the principal uncertainties to which we are subject follows.

Our Business is of a Cyclical Nature and Our Product Prices May Fluctuate Significantly

Our markets are commodity-based and cyclical in nature. Markets for our principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and specialty grades being the greatest.

We Face Significant Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of our production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers. Many of our competitors are larger and have greater financial resources than we do and some of the mills operated by our competitors are lower cost producers than the mills we operate.

2003 Annual Report [40] Norske Skog Canada Limited

We Face Risks Related to Our International Sales

A significant portion of our sales are outside Canada and the United States, and therefore we face a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

Under the terms of our sales and marketing agreements with affiliates of Norske Skog, either party on six months notice may terminate each of these contracts. If any of these contracts are terminated, we will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to our sales activities in the relevant market.

We are Subject to Risks of Exchange Rate Fluctuations

Our profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most of our sales are denominated. Fluctuations in foreign currencies affect our competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, our competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries. We are also exposed to currency exchange risk on debt denominated in U.S. dollars, including our 8 5/8% notes and our 10% notes.

As outlined above, under a Board-approved foreign exchange risk management program, we manage a portion of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies, fossil fuel costs, and U.S. dollar denominated debt.

We are Exposed to Fluctuations in the Cost and Supply of Wood Fibre and to Potential Aboriginal Title Claims that may also Affect the Supply of Wood Fibre

Since we have no significant timber holdings, our operations are dependent on the supply of wood fibre from third parties, almost half of which is provided by five suppliers. One of our suppliers is undergoing a court-approved corporate restructuring and we are unable to determine the impact, if any, of this on our operations. Our fibre supply could be reduced as a result of events beyond our control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by our suppliers or ourselves for market or other reasons. Should we cease to be supplied with wood fibre under our contracts, alternative sources of fibre at acceptable prices may not be readily available.

The majority of our fibre suppliers have employees who are represented by the IWA. These collective agreements expired in June 2003. After a four-week coast region strike, ended only by a government-ordered back to work order, collective bargaining resumed in December 2003. Approximately 50% of our fibre suppliers were affected by the strike. Negotiations for new collective agreements with some B.C. interior-region lumber producers are still taking place and their outcome and the impact, if any, on our operations is not currently determinable.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by our suppliers are situated. Although the renewal of forest tenures held by our suppliers will likely be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

We Continue to be Affected by Aboriginal Groups' Claims to Aboriginal Title and Rights

Our ability to operate our manufacturing facilities will also be affected by aboriginal groups' claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as ourselves will not be affected by treaty negotiations. In the case of our Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by filing a claim in the Supreme Court of British Columbia. While we and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, no other steps have yet been taken against us in the proceeding. Based on the history of similar proceedings, we expect that it would take many years before a final court decision could be rendered if the court proceeding were pursued against us.

Recent court decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups' rights or title. This duty of consultation may affect our ability to obtain or amend necessary regulatory permits on a timely basis.

2003 Annual Report [41] Norske Skog Canada Limited

We are Exposed to Fluctuations in Energy Costs

We are a significant consumer of electrical power and fossil fuels. We purchase the majority of our fossil fuels, particularly oil and natural gas on the spot market, which can fluctuate significantly depending on various external factors. The Government of British Columbia regulates our electricity supply contracts and, although there have been no fluctuations in the price or terms of the contracts, future changes could have a significant impact on our earnings. In late 2003, the BC Utilities Commission received an application by BC Hydro to increase electricity prices by 7% from April 1, 2004, and a further 2% from April 2005.

We Have Recorded Losses for Nine Consecutive Quarters

We have incurred a net loss in each of the nine quarters since the end of September 2001, and operating losses have been recorded for the last eight quarters. These losses have arisen primarily as a result of adverse market conditions. Should these conditions continue, we may, over time, have to rely to a greater extent on our revolving operating loan and, if necessary, additional sources of funding.

Our Debt May Impair Our Financial and Operating Flexibility

We have a significant amount of debt, and our debt agreements contain various restrictive and financial covenants. Our ability to pay interest on, and to satisfy, our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business and other factors beyond our control may affect our ability to make these payments. In addition, our debt level may limit our ability to obtain additional financing and increase our vulnerability to interest rate fluctuations. Should the challenging market conditions continue, we may, over time, have to rely to a greater extent on our revolving operating loan and, if necessary, additional sources of funding.

We are Subject to Significant Environmental Regulation

Our operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. We continually monitor our environmental performance and believe that our facilities are operating in substantial compliance with environmental laws and regulations.

Earnings Sensitivities

As previously mentioned, our earnings are sensitive to fluctuations in prices for our products, energy costs and foreign exchange rates.

Product Price Sensitivity

Based on market production capacities and exchange rates as at December 31, 2003, a US$10 per tonne change in the net sales price of our principal products would affect our annualized EBITDA and net earnings approximately as follows:

In millions of Canadian dollars	EBITDA	Net Earnings
Specialties	$ 15	$ 10
Newsprint	11	7
Pulp	4	3

Currency Sensitivity

Our operations are located in British Columbia, Canada and most of our costs and expenses are denominated in Canadian dollars. We primarily sell our products in Canada, the United States, Asia and Australasia, Latin America, and Europe. A majority of our sales are denominated in foreign currencies, principally the U.S. dollar and the Japanese yen. As a result, we are exposed to foreign currency market risk on accounts receivable and future sales. We estimate that in the absence of our risk management program, a $0.01 change in the U.S. dollar relative to the value of the Canadian dollar would have affected our EBITDA for 2003 by approximately $15 million based on 2003 sales and a movement from US$0.77 to US$0.78.

2003 Annual Report [42] Norske Skog Canada Limited

Energy Cost Sensitivity

As mentioned, we are a significant consumer of electrical power and fossil fuels. Changes in the prices and terms of our energy supply contracts could have a significant effect on our earnings. The table below highlights the annualized impact of a 5% change in natural gas and oil, and electricity prices on our EBITDA and net earnings, in the absence of our risk management program.

In millions of Canadian dollars	EBITDA	Net Earnings
Natural gas and oil	$ 3	$ 2
Electricity	8	5

Outlook

A robust U.S. economic recovery now appears to be well underway. There is growing optimism amongst commentators that pulp and paper demand in 2004 will begin to reflect the improved economic climate, allowing producers to record healthy price increases across most product lines.

Coated groundwood paper producers are well positioned to reap the benefits of a sustained economic recovery. Magazine advertising is projected to grow at healthy levels in 2004, with little new capacity forecast. Similarly, SC and machine-finished ("MF") hi-brite paper producers in 2004 are expected to benefit from rising business and consumer confidence, through a growth of printing of inserts, magazines and catalogues. This positive development may be tempered by the possible return to production of capacity that was temporarily idled in 2003, which may limit the price gains expected to be realized in 2004.

The directory market is currently beset by excess supply. In 2004, expected improved demand for directory publications and an anticipated shift of capacity to newsprint as the year progresses, should help to rebalance supply and demand by year end. Prices are expected to remain stable in 2004, but tighter markets expected at the end of 2004 should help producers implement price increases for 2005.

To date, newsprint demand has been unaffected by the impressive growth of the U.S. economy, but the impact of lacklustre demand has been largely offset by significant capacity reductions, helping to balance production with orders. As a result, producers are well positioned to benefit from an expected growth in newspaper advertising lineage, which should pave the way for healthy price increases during the year. A US$50 per tonne price increase for North American markets has been announced for February 1, 2004.

For pulp products, the performance of the Chinese economy and global paper demand are likely to be the key drivers of demand growth in 2004. While softwood pulp prices may once again fluctuate, average year-over-year pricing is expected to reflect improving demand for paper products. A US$30 per tonne price increase for European NBSK pulp has been announced by major producers, for February 1, 2004. For hardwood pulp, however, new capacity will likely affect the demand to supply balance, increasing the discount between both pulp grades.

Despite the encouraging rate of economic growth in North America, the strength of the Canadian dollar remains a major concern as it negatively impacts the competitive position of Canadian exporters. Economic commentators are divided over the future direction of the Canadian dollar relative to its U.S. counterpart.

To complete the upgrade of No.2 recovery boiler at our Elk Falls mill, we will be shutting down the boiler for approximately 55 days in the first quarter of 2004. Although the upgrade will have a positive impact on our earnings over the balance of the year, operating earnings will be reduced by an estimated $15-$20 million in the first quarter. In addition, we will be taking the annual shutdown of our pulp digesters at Crofton in the first quarter. These two factors, combined with the potential impact of a continuing strong Canadian dollar, will have a negative impact on our earnings for the first quarter of 2004.

In 2004, we intend to build on the momentum created by our performance improvement initiative. Our objectives this year include optimizing our mix of higher-value specialty papers, extracting the maximum value from our recently acquired recycled paper operation, completing our pulp production rationalization at Elk Falls, as well as aggressively managing costs in all business areas.

We continue to preserve cash flow and intend to restrict capital spending to maintenance-of-business and carefully selected high-return capital projects until there is clear evidence of a sustained improvement in market conditions. As cash flows permit, we will invest in several already identified high-return capital projects.

2003 Annual Report [43] Norske Skog Canada Limited

Management's Responsibility

The management of Norske Skog Canada Limited is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with accounting principles generally accepted in Canada and reflect management's best judgments and estimates. Financial information provided elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management maintains a system of internal controls over financial reporting which encompasses policies, procedures and controls to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, transactions are executed and recorded in accordance with management's authorization, and financial records are accurate and reliable.

The Board of Directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of six non-management members of the Board of Directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls and internal and external auditing functions.

The consolidated financial statements have been reviewed by the Audit Committee, which has recommended their approval by the Board of Directors. These consolidated financial statements have been audited by KPMG LLP, the external auditors, whose report follows.

Russell J. Horner
President and
Chief Executive Officer

Ralph Leverton
Vice-President, Finance
and Chief Financial Officer

January 29, 2004

2003 Annual Report [44] Norske Skog Canada Limited

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Norske Skog Canada Limited as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Vancouver, Canada

January 20, 2004

2003 Annual Report [45] Norske Skog Canada Limited

Consolidated Balance Sheets

In millions of Canadian dollars	As at December 31	
	2003	2002
Assets		
Current assets		
Accounts receivable	$ 253.5	$ 277.3
Inventories (note 3)	235.9	242.7
Prepaid expenses	6.6	9.2
	496.0	529.2
Fixed assets (note 4)	2,290.2	2,326.6
Other assets (note 5)	30.0	37.7
	$ 2,816.2	$ 2,893.5
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 6)	$ 244.2	$ 288.8
Long-term debt (note 7)	845.8	886.2
Other long-term obligations (note 8)	272.7	188.3
Future income taxes (note 9)	363.3	397.0
Deferred credits (note 10)	21.0	8.5
	1,747.0	1,768.8
Shareholders' Equity		
Share capital (note 11)	913.6	884.6
Retained earnings	155.6	240.1
	1,069.2	1,124.7
	$ 2,816.2	$ 2,893.5

Commitments, Guarantees and Indemnities (notes 18 and 19)
Contingency (note 20)

See accompanying Notes to Consolidated Financial Statements

Approved by the Board:

Russell J. Horner
Director

William P. Rosenfeld
Director

2003 Annual Report [46] Norske Skog Canada Limited

Consolidated Statements of Earnings

In millions of Canadian dollars, except where otherwise stated	Years ended December 31	
	2003	2002
Gross sales	$ 1,820.5	$ 1,704.0
Distribution costs	229.3	221.7
Net sales	1,591.2	1,482.3
Operating expenses		
Cost of sales	1,458.2	1,360.4
Selling, general and administrative	54.7	65.3
Depreciation and amortization	189.9	178.5
	1,702.8	1,604.2
Operating earnings (loss)	(111.6)	(121.9)
Foreign exchange gain on translation of long-term debt	58.2	12.3
Write-down of fixed assets (note 4)	(14.2)	–
Other expense, net (note 13)	(3.9)	(13.3)
Interest expense, net	(75.0)	(76.2)
Earnings (loss) before income taxes	(146.5)	(199.1)
Income tax recovery (note 9)	(62.0)	(75.8)
Net earnings (loss)	$ (84.5)	$ (123.3)
Basic and diluted earnings (loss) per share (in dollars) (note 12)	$ (0.41)	$ (0.64)

Consolidated Statements of Retained Earnings

In millions of Canadian dollars	Years ended December 31	
	2003	2002
Balance, beginning of year	$ 240.1	$ 363.4
Net earnings (loss)	(84.5)	(123.3)
Balance, end of year	$ 155.6	$ 240.1

See accompanying Notes to Consolidated Financial Statements.

2003 Annual Report [47] Norske Skog Canada Limited

Consolidated Statements of Cash Flows

In millions of Canadian dollars	Years ended December 31	
	2003	2002
Cash provided by (used for):		
Operations		
Net earnings (loss)	$ (84.5)	$ (123.3)
Items not requiring (providing) cash		
Depreciation and amortization	189.9	178.5
Future income taxes	(67.9)	(91.5)
Increase in other long-term obligations	17.5	19.8
Foreign exchange gain on translation of long-term debt	(58.2)	(12.3)
Write-down of fixed assets (note 4)	14.2	–
Write-off of deferred financing costs	–	15.8
Other	6.2	(3.3)
	17.2	(16.3)
Changes in non-cash working capital		
Accounts receivable	40.4	30.4
Inventories	10.2	(13.0)
Prepaid expenses	2.6	(4.9)
Accounts payable and accrued liabilities	(47.9)	9.0
	5.3	21.5
Cash provided (used) by operations	22.5	5.2
Investing		
Acquisition of paper recycling business (note 2)	(32.1)	–
Additions to fixed assets	(81.4)	(82.2)
Proceeds from sale of marketable securities	–	39.2
Proceeds from sale of fixed assets	0.4	1.5
Proceeds from termination of interest rate swaps (note 8)	15.9	3.4
Decrease (increase) in other assets	1.1	(4.4)
	(96.1)	(42.5)
Financing		
Issue of common shares, net of share issue costs (note 11)	(0.1)	208.1
Increase (decrease) in revolving loan (note 7)	(105.7)	119.1
Issue of long-term debt	212.7	–
Repayment of long-term debt	–	(386.7)
Deferred financing costs	(5.6)	–
Decrease in other long-term obligations	(27.7)	(8.0)
	73.6	(67.5)
Cash, decrease during year[1]	–	(104.8)
Cash, beginning of year[1]	–	104.8
Cash, end of year[1]	$ –	$ –
Supplemental information:		
Income taxes paid	$ 7.1	$ 12.8
Net interest paid	80.2	78.3
Common shares issued for acquisition of paper recycling business (note 2)	29.1	–

1 Cash includes cash and short-term investments.

See accompanying Notes to Consolidated Financial Statements.

2003 Annual Report [48] Norske Skog Canada Limited

Consolidated Business Segments

Year ended December 31, 2003 In millions of Canadian dollars	Specialties	Newsprint	Pulp	Corporate Adjustments	Consolidated
Net sales to external customers	$ 880.1	$ 463.0	$ 248.1	$ –	$ 1,591.2
Inter-segment sales	–	–	171.5	(171.5)	–
Operating earnings (loss)	(32.5)	(56.6)	(22.5)	–	(111.6)
Depreciation and amortization	98.5	61.7	29.7	–	189.9
Total assets	1,424.4	775.0	591.6	25.2	2,816.2
Additions to fixed assets	28.1	25.6	27.7	–	81.4

Year ended December 31, 2002	Specialties	Newsprint	Pulp	Corporate Adjustments	Consolidated
Net sales to external customers	$ 835.0	$ 440.6	$ 206.7	$ –	$ 1,482.3
Inter-segment sales	–	–	193.1	(193.1)	–
Operating earnings (loss)	(1.3)	(86.0)	(34.6)	–	(121.9)
Depreciation and amortization	91.2	63.4	23.9	–	178.5
Total assets	1,380.0	851.8	629.1	32.6	2,893.5
Additions to fixed assets	43.9	19.5	18.8	–	82.2

See accompanying Note 17 to Consolidated Financial Statements.

2003 Annual Report [49] Norske Skog Canada Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002

1. Summary of Significant Accounting Policies

These consolidated financial statements of Norske Skog Canada Limited ("the Company" or "NorskeCanada") are expressed in millions of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). These measurement differences are described in note 21, "Differences between United States and Canadian generally accepted accounting principles".

a. Basis of Presentation

The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership. The Company's 50.1% proportionate share of Powell River Energy Inc. ("PREI"), a joint venture between Great Lakes Hydro Income Fund and the Company, is accounted for using the proportionate consolidation method. All inter-company transactions and amounts have been eliminated on consolidation.

b. Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual amounts could differ from those estimates.

c. Inventories

Inventories, other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.

d. Fixed Assets

Fixed assets are recorded at cost.

Buildings, machinery and equipment are depreciated on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets are:

Buildings	2.5 - 5.0%
Pulp and paper machinery and equipment	5.0%

During periods of major production interruption, an obsolescence amount of 10% of normal depreciation is charged on manufacturing equipment.

No depreciation is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are deferred and amortized over a five-year period.

e. Deferred Financing Costs

Deferred financing costs included in other assets on the consolidated balance sheet represent the costs of negotiating and securing the Company's long-term debt. Related amortization is included in interest expense on a straight-line basis over the term of the debt.

f. Share Issue Costs

Direct costs of issuing shares, net of income tax recoveries thereon, are applied to reduce the value of consideration assigned to such shares.

g. Revenue Recognition

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer. Title of the products is typically transferred to the customers at the time of shipment and payment is based on agreed prices and credit terms contained on sales invoices. Customers have no contractual right of return, except in the event of a quality issue. Distribution costs are classified as a reduction to gross revenue in determining net sales.

2003 Annual Report [50] Norske Skog Canada Limited

h. Foreign Currencies

The majority of the Company's sales are denominated in foreign currencies, principally the U.S. dollar. Revenue and expense items denominated in foreign currencies are translated at the rates of exchange prevailing during the period. Monetary assets and liabilities of the Company's operations denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Foreign exchange gains and losses are reflected in net earnings for the period.

i. Derivative Financial Instruments

The Company uses derivative financial instruments for hedging purposes in the management of foreign currency, interest rate and commodity price exposures. The Company's policy is not to use derivatives for trading or speculative purposes. Risk management strategies and relationships are assessed on a regular, on-going basis to ensure the derivatives are achieving the intended hedging objectives.

Foreign exchange exposure to foreign currency receipts and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options. Resulting foreign exchange translation gains and losses are recognized when realized on maturity in "Net sales".

Price risk associated with the sale of products or purchase of certain inputs, primarily oil and gas is managed from time to time, through the use of commodity swaps. Resulting realized gains and losses are recognized when realized on maturity in "Net sales" or "Cost of sales".

Foreign currency exposure on long-term debt denominated in U.S. currency is managed through the use of forward contracts and options. Resulting gains and losses are accrued under other assets or liabilities on the balance sheet and recognized in "Foreign exchange gain (loss) on translation of long-term debt", offsetting the respective translation gains and losses recognized on the underlying foreign currency long-term debt. The forward premium or discount on forward foreign exchange contracts used to hedge foreign currency long-term debt is initially deferred and amortized prospectively as an adjustment to interest expense over the term of the forward contract.

Exposure to interest rates on long-term debt is managed through the use of interest swaps. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Settlement amounts under interest swap agreements are recognized as adjustments to interest expense.

j. Income Taxes

Income taxes are accounted for using the liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted or substantively enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment or enactment occurs.

k. Deferred Credits

Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to income tax expense in proportion to the net reduction in the future income tax asset that gave rise to the deferred credit.

l. Environmental Costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as fixed assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

m. Employee Future Benefits

The estimated cost for pensions and other post-retirement benefits provided to employees by the Company is accrued using actuarial techniques and assumptions during the employees' active years of service.

2003 Annual Report [51] Norske Skog Canada Limited

n. Earnings Per Share
Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings (loss) per share are computed using the treasury stock method.

o. Marketable Securities
Marketable securities are valued at the lower of cost or quoted market value.

p. Stock-based Compensation Plans
The Company accounts for stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for net settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value method (see note 11(c)).

q. Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2. Acquisition of Paper Recycling Business

On December 1, 2003, the Company completed the acquisition of a paper recycling business from Newstech Recycling Partnership (the "Acquisition") for a total purchase price of $61.1 million, including a working capital adjustment payment of $2.5 million at closing.

The Company's consideration comprised of $31.5 million in cash, $29.0 million in equity and $0.6 million in transaction costs. The value of the 8,693,988 common shares issued was determined by the weighted average trading price of the Company's common shares over the two-day period before December 1, 2003, which was the date the terms of the acquisition were agreed to and announced.

The Acquisition has been accounted for using the purchase method of accounting and the results of the operations of the business have been consolidated from the date of acquisition. The following amounts have been assigned to the assets and liabilities acquired, based on their fair values as at December 1, 2003.

Assets acquired:	
Net working capital	$ 4.5
Fixed assets	84.3
	88.8
Liabilities assumed:	
Future income taxes	27.7
Fair value of net assets acquired	$ 61.1

Under the terms of the Acquisition, the Company will lease land and buildings housing the operations for an initial term of 20 years, with a 10-year renewal option.

3. Inventories

	2003	2002
Specialties	$ 47.4	$ 56.7
Newsprint	28.0	22.8
Pulp	16.0	16.8
Wood chips, pulp logs, and other raw materials	50.2	58.8
Operating and maintenance supplies	94.3	87.6
	$ 235.9	$ 242.7

2003 Annual Report [52] Norske Skog Canada Limited

4. Fixed Assets

	2003		
	Cost	Accumulated Depreciation	Net Book Value
Property, plant and equipment			
Specialties and newsprint	$ 2,804.1	$ 978.2	$ 1,825.9
Pulp	925.1	460.8	464.3
	$ 3,729.2	$ 1,439.0	$ 2,290.2

	2002		
	Cost	Accumulated Depreciation	Net Book Value
Property, plant and equipment			
Specialties and newsprint	$ 2,659.9	$ 824.6	$ 1,835.3
Pulp	935.6	444.3	491.3
	$ 3,595.5	$ 1,268.9	$ 2,326.6

In December 2003, the Company recorded a write-down of $14.2 million relating to the permanent closure of a portion of its pulp producing capacity at its Elk Falls mill in early 2004. Related severance costs of $1.9 million have been recorded in "Cost of sales".

5. Other Assets

	2003	2002
Deferred financing costs	$ 25.2	$ 25.8
Forward foreign currency contracts hedging long-term debt	–	6.7
Deferred charges and other	4.8	5.2
	$ 30.0	$ 37.7

6. Accounts Payable and Accrued Liabilities

	2003	2002
Trade accounts payable	$ 127.7	$ 174.1
Accrued payroll and related liabilities	71.8	68.7
Other	44.7	46.0
	$ 244.2	$ 288.8

2003 Annual Report [53] Norske Skog Canada Limited

7. Long-term Debt

The Company's long-term debt, all of which matures beyond one year, is as follows:

	2003	2002
Recourse		
Senior notes, 8.625% due June 2011 (US$400.0 million; 2002 – US$250.0 million)	$ 521.2	$ 394.9
Senior notes, 10% due March 2009 (US$200.0 million)	274.5	335.0
	795.7	729.9
Revolving operating loan of up to $350.0 million due July 2006 with interest based on CDN prime rates/U.S. base rates or LIBOR/BA rates, at the Company's option	12.5	118.7
	808.2	848.6
Non-recourse (PREI)		
First Mortgage Bonds, 6.387% due July 2009	37.6	37.6
	$ 845.8	$ 886.2

On May 15, 2003, the Company issued an additional US$150.0 million 8.625% Senior Notes ("Notes") due June 2011. The Notes were issued at a premium amount of $4.4 million to yield 8%. Proceeds were used to repay the outstanding balance on the revolving operating loan and for general corporate purposes.

Substantially all of the assets of the Company are pledged as security under the revolving loan. During the year ended December 31, 2003, the Company negotiated certain amendments to the revolving loan of $350.0 million, including an option to increase the borrowing base, and an agreement to extend the maturity for $335.0 million of the loan by one year, to July 2006. The Company elected to change the borrowing base formula, which resulted in an increased availability under the revolving loan effective July 31, 2003. Subsequent to December 31, 2003, the maturity for the remaining $15.0 million was also extended by one year, to July 2006.

The revolving loan's availability is determined by a borrowing base, calculated on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30%, and shareholder's equity above $779.3 million as at December 31, 2003. At the end of the current year, the borrowing base on the $350.0 million revolving operating loan was $343.4 million. After drawings of $12.5 million and outstanding letters of credit of $25.7 million, $305.2 million was available to the Company. An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under its revolving operating loan. No such debt has been incurred.

The indentures and agreements governing the Company's senior notes and revolving operating loan contain customary restrictive covenants, including restrictions on the incurrence of additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. At December 31, 2003, the Company remained in compliance with the covenants under both its credit facilities and bond indentures. However, the Company's Consolidated Fixed Charge Ratio of the bond indentures was below the 2.0:1 threshold, which, while not constituting a default, does prohibit the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

2003 Annual Report [54] Norske Skog Canada Limited

Scheduled long-term debt repayments

		Recourse Debt		Non-recourse Debt
2004	$	–	$	–
2005		–		–
2006		12.5		–
2007		–		–
2008		–		–
Thereafter		795.7		37.6
	$	808.2	$	37.6

Fair value of long-term debt
The following estimated fair value of the long-term debt at December 31, 2003 and 2002 has been determined based on management's best estimate of the fair value to refinance debt with similar terms at the respective year-end dates:

		2003		2002
Recourse	$	845.4	$	875.4
Non-recourse		39.2		38.7
	$	884.6	$	914.1

8. Other Long-term Obligations

		2003		2002
Post-retirement benefits (note 14)	$	125.7	$	112.7
Pension plans (note 14)		57.8		51.1
Forward foreign currency contracts hedging long-term debt		55.4		–
Deferred gain on termination of interest rate swaps		10.2		–
Environmental, remedial, and other		23.6		24.5
	$	272.7	$	188.3

Fixed-to-floating interest rate swaps on US$105.0 million were terminated during the current year for proceeds of $15.9 million. The proceeds are being amortized as a reduction of interest expense based on the U.S. swap curve at the time of termination.

2003 Annual Report [55] Norske Skog Canada Limited

9. Income Taxes

The tax effects of temporary differences that give rise to significant future tax liabilities (assets) are as follows:

	2003	2002
Future tax liability		
Fixed assets	$ 557.6	$ 512.0
Other	49.0	39.4
	606.6	551.4
Future tax assets		
Non-capital loss carry-forwards	(154.3)	(56.9)
Employee future benefits	(65.5)	(60.9)
Other	(34.5)	(47.7)
	(254.3)	(165.5)
Valuation allowance	11.0	11.1
	(243.3)	(154.4)
Net future income tax liability	$ 363.3	$ 397.0

The components of income tax recovery are as follows:

	2003	2002
Current	$ 5.9	$ 15.7
Future	(67.9)	(91.5)
	$ (62.0)	$ (75.8)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

	2003		2002	
Income tax recovery at Canadian statutory rates	$ (52.1)	(35.5)%	$ (70.7)	(35.5)%
Increase (decrease) in income taxes for:				
Non-taxable income and expenses	(8.9)	(6.1)	(1.9)	(1.0)
Difference in foreign tax rate	(2.4)	(1.6)	–	–
Change in the future income tax estimate for prior years	–	–	(9.7)	(4.9)
Release of deferred credits	(5.3)	(3.6)	–	–
Large corporations tax	5.2	3.5	5.7	2.9
Other	1.5	1.0	0.8	0.4
Income tax recovery	$ (62.0)	(42.3)%	$ (75.8)	(38.1)%

2003 Annual Report [56] Norske Skog Canada Limited

10. Deferred Credits

	2003	2002
Beginning of year	$ 8.5	$ 8.5
Net price adjustment related to acquired tax losses	17.8	–
Adjustment related to release of deferred credits	(5.3)	–
End of year	$ 21.0	$ 8.5

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited ("FCL"), the Company's majority shareholder up to July 28, 2000, companies with tax losses carried forward. The purchase price of these companies is subject to adjustment under certain conditions. In 2003, the Company recorded a downward adjustment of $17.8 million (net of taxes of $1.5 million on the interest component) to the purchase price (2002 – nil). This adjustment has been recorded as an increase to deferred credits.

11. Share Capital

a. Authorized, Issued and Outstanding

	2003		2002	
	Shares	$	Shares	$
Authorized:				
Common shares	Unlimited		Unlimited	
Preferred shares	100,000,000		100,000,000	
Issued and outstanding:				
Common shares	214,604,120	913.6	205,910,132	884.6
Continuity of common shares:				
Beginning of year	205,910,132	884.6	174,810,132	673.1
Issued for Acquisition (note 2)	8,693,988	29.1	–	–
Issued for cash	–	–	31,100,000	217.7
Share issue costs (net of income tax recovery of $0.1 million; 2002 – $3.4 million)	–	(0.1)	–	(6.2)
End of year	214,604,120	913.6	205,910,132	884.6

2003 Annual Report [57] Norske Skog Canada Limited

b. Stock Option Plans

The Company has an employee share option plan for its key officers and management. Granted options have a term of five years and are exercisable as to 1/3 on and after the first anniversary date, as to 2/3 on and after the second anniversary date and as to all on and after the third anniversary date, unless the market price of the common shares exceeds a specified acceleration price, at which time all of the options are exercisable. The stock option plan provides for the issuance of up to a maximum of 5.0 million common shares. Details of the Company's share option plan for the years ended December 31, 2003 and 2002 are as follows:

	2003		2002	
	Number of Common Shares	Weighted Average Exercise Price	Number of Common Shares	Weighted Average Exercise Price
Beginning of year	4,722,000	$ 6.08	1,330,000	$ 6.60
Granted	100,000	5.81	3,412,000	5.89
Exercised	–	–	–	–
Expired or cancelled	(326,500)	6.20	(20,000)	7.13
End of year	4,495,500	$ 6.07	4,722,000	$ 6.08

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable		
Exercise Prices	Number Outstanding at Dec. 31, 2003	Weighted Average Remaining Option Life (years)	Weighted Average Exercise Price	Number Exercisable at Dec. 31, 2003	Weighted Average Exercise Price	Accelerated Price
$ 6.60	1,221,500	2.7	$ 6.60	814,334	$ 6.60	$ 9.47
$ 7.13	1,051,000	3.1	$ 7.13	350,333	$ 7.13	$ 10.00
$ 5.25	2,123,000	3.8	$ 5.25	707,667	$ 5.25	$ 7.54
$ 5.81	100,000	4.1	$ 5.81	–	$ –	$ 8.35
	4,495,500	3.4	$ 6.07	1,872,334	$ 6.19	$ 8.66

c. Stock-based Compensation

The Company applies settlement accounting for recording share options granted to directors, officers, and employees. If the fair value method had been used to determine compensation cost for share options granted to directors, officers, and employees, the Company's net loss and loss per share would have been as follows:

	2003	2002
Net earnings (loss):		
As reported	$ (84.5)	$ (123.3)
Pro forma	(86.5)	(123.9)
Net earnings (loss) per common share:		
As reported	(0.41)	(0.64)
Pro forma	(0.42)	(0.64)

2003 Annual Report [58] Norske Skog Canada Limited

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002
Risk-free interest rate	4.9%	5.0%
Annual dividends per share	Nil	Nil
Expected stock price volatility	27.3%	27.3%
Expected option life (in years)	4.0	4.0
Average fair value of options granted	$ 1.73	$ 1.75

12. Earnings Per Share

The following weighted average number of shares were used for computation of earnings per share:

	2003	2002
Net earnings (loss) reported	$ (84.5)	$ (123.3)
Weighted average shares used in computation of basic earnings per share (in millions)	206.6	193.4
Weighted average shares from assumed conversion of dilutive options (in millions)	–	–
Weighted average shares used in computation of diluted earnings per share (in millions)	206.6	193.4
Basic and diluted earnings (loss) per share (in dollars)	$ (0.41)	$ (0.64)

13. Other Expense, Net

	2003	2002
Write-off of deferred financing costs	$ –	$ 15.8
Gain on sale of marketable securities	–	(4.8)
Other	3.9	2.3
	$ 3.9	$ 13.3

14. Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments, that are available to all salaried employees and to hourly employees not covered by union pension plans. Employees hired subsequent to January 1, 1994 are enrolled in the defined contribution segment.

The defined benefit segment provides a pension based on years of service and earnings. For the defined contribution segment, the Company's contributions are based on a percentage of an employee's earnings with the Company's funding obligations being satisfied upon crediting contributions to an employee's account.

The Company provides other benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents. Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical plans.

2003 Annual Report [59] Norske Skog Canada Limited

Information concerning the Company's defined benefit plans, in aggregate, is as follows:

	Pension Benefit Plans		Other Benefit Plans	
	2003	2002	2003	2002
Plan assets				
Fair value at beginning of year	$ 224.0	$ 253.8	$ –	$ –
Actual return on plan assets	11.1	(11.2)	–	–
Service cost of defined contribution segment	(4.5)	(4.2)	–	–
Employee contributions	0.5	0.6	–	–
Company contributions	9.7	9.9	4.9	3.5
Other	0.3	0.5	–	–
Benefit payments	(25.1)	(25.4)	(4.9)	(3.5)
Fair value of plan assets at end of year	216.0	224.0	–	–
Accrued benefit obligation				
Beginning of year	320.4	300.2	160.1	115.3
Service cost of defined benefit segment	5.6	4.4	4.2	3.3
Interest cost on accrued benefit obligation	20.1	20.3	11.0	9.1
Employee contributions	0.5	0.6	–	–
Benefit payments	(25.1)	(25.4)	(4.6)	(3.5)
Powell River and Alberni downsizing	–	19.4	–	–
Changes to the provincial medical services plan	–	–	–	36.2
Actuarial loss (gain) and other adjustments	7.0	0.9	12.9	(0.3)
Accrued benefit obligation at end of year	328.5	320.4	183.6	160.1
Plan deficit	112.5	96.4	183.6	160.1
Unrecognized amounts				
Transitional balance	0.3	1.1	–	–
Past service costs	(0.5)	(0.9)	2.5	2.8
Actuarial gain (loss)	(54.5)	(45.5)	(60.4)	(50.2)
Employee future benefits liability	$ 57.8	$ 51.1	$ 125.7	$ 112.7

The Company's net expense for Company-maintained benefit plans is:

Pension Benefit Plans	2003	2002
Current service cost	$ 8.7	$ 8.6
Interest cost	20.4	20.6
Expected return on plan assets	(16.5)	(20.1)
Amortization of unrecognized amounts	2.1	0.3
	$ 14.7	$ 9.4

Other Benefit Plans	2003	2002
Current service cost	$ 4.3	$ 3.4
Interest cost	11.2	9.3
Amortization of unrecognized amounts	2.7	1.7
	$ 18.2	$ 14.4

2003 Annual Report [60] Norske Skog Canada Limited

Actuarial assumptions used in accounting for the Company-maintained benefit plans are:

	2003	2002
Discount rate	6.25%	6.50%
Expected return on plan assets	7.50%	7.50%
Compensation increases	3.00%	3.00%
Health care trend rate – medical and dental	5.00%	5.00%
Health care trend rate – extended health (decrease in 1% increments until 2012 and thereafter to 5%; 2002 – decrease in 1% increments until 2006 and thereafter to 5%)	14.00%	9.00%

Unionized employees of the Company and its subsidiaries are members of industry-wide benefit plans to which the Company contributes a predetermined amount per hour worked by an employee. The pension expense for these plans is equal to the Company's contribution of $18.4 million in the year (year ended December 31, 2002 – $16.2 million).

The asset allocation for the Company's defined benefit pension plans by asset category, were as follows:

Plan assets at year-end	2003	2002
Equity securities	61.0%	54.3%
Fixed income securities	39.0	45.7
Total	100.0%	100.0%

15. Financial Instruments

a. Derivative Financial Instruments

The Company uses financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes.

b. Revenue and Cost Hedging Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options					
	Floor		Ceiling		Forward Contracts	
Term	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$
As at December 31, 2003						
0 to 12 months	$ 324	1.4477	$ 142	1.5756	$ 56	1.5764
13 to 24 months	$ 105	1.3647	$ 54	1.4539	$ 9	1.5269
As at December 31, 2002						
0 to 12 months	$ 297	1.5595	$ 285	1.6095	$ 118	1.5330
13 to 24 months	$ 133	1.5695	$ 127	1.6263	$ 38	1.6123

At December 31, 2003, no commodity price hedging instruments were outstanding in respect of products sold. The Company has oil swaps to purchase 377,000 barrels ("bbls") at an average contract rate of US$23.37 per bbl, settling between January 2004 and March 2005 and natural gas swaps to purchase 1.6 million gigajoules ("GJ") at an average contract rate of US$3.89 per GJ, settling between January 2004 and October 2004.

2003 Annual Report [61] Norske Skog Canada Limited

c. **Long-term Debt Hedging Instruments**
The Company has forward foreign exchange contracts to acquire U.S. dollars totalling US$264.1 million over a four-year period at rates averaging 1.5153.

d. **Credit Risk**
The Company is exposed to credit risk on accounts receivable from customers. Its customers are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The Company manages its credit risk, principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits, credit insurance for a majority of its receivables, and bank letters of credit as required.

The Company is exposed to credit risk with counterparties to the Company's options and forward foreign currency contracts. The Company limits the possibility of non-performance by dealing with major financial institutions.

e. **Fair value**
Estimated fair values of financial instruments, which differ from carrying values, are as follows:

	As at December 31, 2003		As at December 31, 2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Forward contracts and options hedging future U.S. dollar receipts	$ 15.3	$ 74.1	$ –	$ (8.7)
Commodity swaps hedging future oil and gas purchases	–	3.6	–	–
Forward contracts hedging long-term debt repayable in U.S. dollars	(55.4)	(50.0)	6.7	12.7
Fixed to floating interest rate swaps	–	–	–	16.9

The fair value of options and forward foreign currency contracts is based on mid-market rates from financial institutions.

16. Related Party Transactions

Related parties include Norske Skogindustrier ASA ("Norske Skog"), together with its subsidiaries and affiliates and Norske Skog North America LLC, a joint venture between Norske Skog and the Company. Transactions or balances with these related parties, not otherwise disclosed in these financial statements, are as follows:

	2003	2002
Norske Skog		
Selling, general and administrative	$ 0.1	$ 0.2
Accounts receivable	19.3	–
Norske Skog North America LLC		
Commission expenses	4.2	3.8
Net loss	0.1	0.1
Investment (US$0.5 million)	0.8	0.8
Accounts payable	0.2	0.3

The Company participated in Norske Skog's global property and liability insurance programs from January 1, 2001 to June 30, 2002.

Product sales to related parties are in accordance with normal trade practices.

In prior years, the Company acquired, from wholly-owned subsidiaries of FCL (now subsidiaries of Norske Skog), companies with tax losses carried forward. The purchase price of these companies is subject to adjustment under certain conditions and $19.3 million was included in accounts receivable as at December 31, 2003 with respect to such adjustments.

2003 Annual Report [62] Norske Skog Canada Limited

The Company undertakes certain transactions with companies affiliated with directors of the Company. These transactions are in the normal course of business and are on the same terms as those accorded to non-related parties. During 2003, the Company paid aggregate fees of $0.1 million (2002 – $0.1 million) primarily for legal services to companies affiliated with directors of the Company. The Company has charged the costs to selling, general and administrative expenses.

The Company has advanced interest-free loans to three officers of the Company. As at December 31, 2003, the balance outstanding is $0.6 million (2002 – $0.7 million).

17. Segmented Information

The Company operates in three business segments:

Specialties – Manufacture and sale of groundwood specialty printing papers and kraft paper
Newsprint – Manufacture and sale of newsprint
Pulp – Manufacture and sale of softwood pulps

Effective January 1, 2003, the Company segregated its kraft paper activities (previously referred to as containerboard) from its pulp business segment and included it in its specialties business segment. Segment information for prior periods has been restated to reflect these changes.

The segments are managed separately and all manufacturing facilities are located in Canada.

The accounting policies of the segments are the same as described in the "Summary of Significant Accounting Policies" (note 1). Segment performance is evaluated based on operating earnings (loss). Inter-segment sales consist of slush pulp transfers at cost.

	2003			
Net Sales by Shipment Destination	Specialties	Newsprint	Pulp	Total
Canada	$ 94.6	$ 73.7	$ 2.0	$ 170.3
United States	637.9	264.7	–	902.6
Asia and Australasia	82.2	87.2	140.1	309.5
Latin America	60.7	37.4	1.0	99.1
Europe and other	4.7	–	105.0	109.7
	$ 880.1	$ 463.0	$ 248.1	$ 1,591.2

	2002			
Net Sales by Shipment Destination	Specialties	Newsprint	Pulp	Total
Canada	$ 96.5	$ 80.4	$ 1.4	$ 178.3
United States	618.9	231.7	1.0	851.6
Asia and Australasia	64.0	79.8	97.0	240.8
Latin America	54.8	48.7	4.6	108.1
Europe and Other	0.8	–	102.7	103.5
	$ 835.0	$ 440.6	$ 206.7	$ 1,482.3

18. Commitments

a. Capital Commitments

In late 2002, the Company commenced work on an upgrade to its recovery boiler at its Elk Falls mill. The total cost of this project is estimated at $45.1 million. As at December 31, 2003, the Company had incurred costs of $23.2 million and had firm commitments of $19.9 million in connection with this project.

2003 Annual Report [63] Norske Skog Canada Limited

b. Other

The Company is committed to make the following future minimum payments under various operating leases in each of the years ended December 31:

2004	$ 9.6
2005	9.2
2006	9.0
2007	7.5
2008	7.4
Subsequent years	58.7
	$ 101.4

19. Guarantees and Indemnities

The Company has, over time, provided various indemnities with respect to tax, environment, and general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are as follows:

a) The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company also provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit and a general indemnity, capped at $5 million, which expires in 2004. The Company is unable to estimate its potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

b) In connection with dispositions of certain businesses in 1997, the Company provided tax indemnities, which survive while the relevant tax years of the indemnified parties remain open to audit. The Company does not expect any significant claims with respect to these liabilities and has therefore not recorded any related liability.

c) The Company has provided a guarantee capped at US$5.0 million in connection with the purchase and sale of natural gas for its manufacturing operations. The guarantee is cancellable upon 20 business days notice.

d) In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors. Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to these indemnities. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

20. Contingency

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

2003 Annual Report [64] Norske Skog Canada Limited

21. Differences Between United States and Canadian Generally Accepted Accounting Principles

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant differences to U.S. GAAP are set forth below:

Earnings	2003	2002
Net earnings (loss) in accordance with Canadian GAAP	$ (84.5)	$ (123.3)
U.S. dollar revenue hedges (a)	67.5	24.6
U.S. dollar long-term debt hedges (a)	(0.6)	15.6
Fixed to floating interest swaps (a)	(6.7)	18.0
Commodity swaps (a)	3.6	–
Income tax impact of above items	(22.8)	(19.6)
Net earnings (loss) in accordance with U.S. GAAP	(43.5)	(84.7)
Unrealized gain on securities held as available-for-sale, net of deferred income taxes (b)	–	(4.4)
Minimum pension liability adjustment, net of deferred income taxes of $1.7 million (2002 – $7.9 million) (c)	(3.1)	(14.1)
Comprehensive income (loss) in accordance with U.S. GAAP	$ (46.6)	$ (103.2)
Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP (in dollars)	$ (0.21)	$ (0.44)
Basic and diluted weighted average number of shares in accordance with U.S. GAAP (in millions)	206.6	193.4

	2003		2002	
Balance sheet components	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Other assets	$ 30.0	$ 92.8	$ 37.7	$ 61.6
Current liabilities	244.2	244.2	288.8	297.5
Other long-term obligations	272.7	295.4	188.3	222.3
Future income taxes	363.3	376.5	397.0	389.2
Shareholders' equity	1,069.2	1,096.1	1,124.7	1,113.7

a) **Financial Instruments**
Under Canadian GAAP, the Company follows hedge accounting for derivative financial instruments, including foreign exchange forward contracts and options, interest rate swaps, and commodity swaps. Under U.S. GAAP, the Company does not apply hedge accounting and records all derivatives on a "marked to market" basis at each reporting period.

b) **Marketable Securities**
Under Canadian GAAP, marketable securities are valued at the lower of cost and quoted market value. Under U.S. GAAP, these securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses, net of tax, are reported as comprehensive income.

c) **Pensions**
Under U.S. GAAP, the Company recognizes a minimum pension liability adjustment which represents the excess of the unfunded accumulated pension benefit obligation over the fair value of the plan assets. There is no such requirement under Canadian GAAP.

d) **Distribution Costs**
Under Canadian GAAP, the Company includes distribution costs as a deduction in determining net sales in the statement of earnings. Under U.S. GAAP, distribution costs are included as operating expenses. As a result, net sales, cost of sales and operating expenses under U.S. GAAP would increase by $229.3 million for the year ended December 31, 2003 (2002 – $221.7 million).

2003 Annual Report [65] Norske Skog Canada Limited

e) **Comprehensive Income**

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

f) **Investment in Joint Venture**

The investment in PREI, a joint venture, is accounted for under the proportionate consolidation method for the purposes of Canadian GAAP. Under U.S. GAAP, investments in joint ventures are accounted for under the equity method. However, rules prescribed by the SEC permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. Accordingly, for purposes of this U.S. GAAP reconciliation, the Company has used the proportionate consolidation method and no GAAP difference arises.

Condensed joint venture financial information, with respect to the Company's 50.1% interest in PREI which is proportionately consolidated is as follows:

	As at December 31	
	2003	2002
Balance sheets		
Current assets	$ 0.9	$ 1.4
Fixed assets	57.2	57.1
Other assets	1.3	1.1
	$ 59.4	$ 59.6
Current liabilities	$ 1.4	$ 1.0
Long-term liabilities	74.4	74.6
Deficit	(16.4)	(16.0)
	$ 59.4	$ 59.6

	Years ended December 31	
	2003	2002
Statements of earnings		
Net sales	$ 9.5	$ 9.5
Cost of sales	2.2	2.7
Depreciation and amortization	1.6	0.7
Operating earnings (loss)	5.7	6.1
Other expense, net	0.6	–
Interest expense	5.6	4.6
Income tax expense (recovery)	(0.1)	1.5
Net earnings (loss)	$ (0.4)	$ –
Statements of cash flows		
Cash provided by (used for):		
Operations	$ 1.1	$ 1.5
Financing	–	(1.0)
Investing	(1.7)	(0.1)

2003 Annual Report [66] Norske Skog Canada Limited

g) Recent Pronouncements

In August 2001 the Financial Accounting Standards Board ("FASB") issued Statement No.143, "Accounting for Asset Retirement Obligations," ("SFAS 143"), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset and is effective for fiscal years beginning after June 15, 2002. The Company adopted SFAS 143 effective January 1, 2003, which had no material effect on the consolidated financial statements.

In July 2002 the FASB issued Statement No.146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require entities to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The Company adopted SFAS 146 effective January 1, 2003, which had no material effect on the consolidated financial statements.

2003 Annual Report [67] Norske Skog Canada Limited

Comparative Review
1999-2003

In millions of Canadian dollars	Years ended December 31				
	Audited			Unaudited	
Earnings	2003	2002	2001[3]	2000[1]	1999[1,2]
Net sales	$ 1,591.2	$ 1,482.3	$ 1,388.7	$ 1,408.1	$ 1,071.1
Cost of sales	1,458.2	1,360.4	1,114.2	1,037.5	931.3
Selling, general and administrative	54.7	65.3	63.6	66.2	59.1
Depreciation and amortization	189.9	178.5	131.2	117.3	112.7
Operating earnings (loss)	(111.6)	(121.9)	79.7	187.1	(32.0)
Foreign exchange gain (loss) on translation of long-term debt	58.2	12.3	(17.1)	–	–
Write-down of fixed assets	(14.2)	–	–	–	–
Other income (expense), net	(3.9)	(13.3)	(40.2)	0.3	13.2
Interest income (expense), net	(75.0)	(76.2)	0.9	47.4	33.8
Earnings (loss) before income taxes	(146.5)	(199.1)	23.3	234.8	15.0
Income tax expense (recovery)	(62.0)	(75.8)	(21.2)	71.7	(3.6)
Net earnings (loss) from continuing operations	(84.5)	(123.3)	44.5	163.1	18.6
Earnings from discontinued operation net of income taxes[5]	–	–	–	–	9.1
Net earnings (loss)	$ (84.5)	$ (123.3)	$ 44.5	$ 163.1	$ 27.7

1 Effective July 1, 2000, the Company changed its year-end from June 30 to December 31. Accordingly, figures reported for previous years have been restated to be on a December 31 year-end basis for this comparative review.

2 As of July 1, 1999, the Company changed its accounting policies by retroactively adopting the new Canadian Institute of Chartered Accountants recommendations for income taxes, employee future benefits and cash flows.

3 Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants recommendations eliminating the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. Prior years have been restated to be on a consistent basis as applicable.

4 A special distribution of $12.00 per common share was paid to shareholders on August 28, 2001.

5 In October 1997, the Company sold its 100% interest in Blandin Paper Company. The 1999 net earnings include a final adjustment to the after-tax gain on sale of the discontinued operation.

2003 Annual Report [68] Norske Skog Canada Limited

Comparative Review
1999-2003

In millions of Canadian dollars	Years ended December 31				
	Audited			Unaudited	
Cash Flows	2003	2002	2001[3]	2000[1]	1999[1,2]
Cash provided by (used for)					
Operations					
Net earnings (loss) from continuing operations	$ (84.5)	$ (123.3)	$ 44.5	$ 163.1	$ 18.6
Depreciation and amortization	189.9	178.5	131.2	117.3	112.7
Future income taxes	(67.9)	(91.5)	(7.7)	69.9	(12.8)
Increase in long-term obligations	17.5	19.8	8.5	7.1	13.9
Foreign exchange loss (gain) on translation of long-term debt	(58.2)	(12.3)	17.1	–	–
Write-down of fixed assets	14.2	–	–	–	–
Loss on sale of Mackenzie pulp operations	–	–	31.4	–	–
Write-off of deferred financing costs	–	15.8	–	–	–
Other	6.2	(3.3)	7.5	1.6	0.8
	17.2	(16.3)	232.5	359.0	133.2
Changes in non-cash working capital	5.3	21.5	37.3	(7.8)	(12.4)
	22.5	5.2	269.8	351.2	120.8
Investing					
Acquisition of paper recycling business	(32.1)	–	–	–	–
Acquisition of Pacifica Papers Inc.	–	–	(74.1)	–	–
Additions to fixed assets	(81.4)	(82.2)	(92.7)	(90.8)	(87.5)
Proceeds from sale of marketable securities	–	39.2	–	–	–
Proceeds from sale of fixed assets	0.4	1.5	0.7	0.3	2.0
Proceeds from sale of Mackenzie pulp operations	–	–	103.8	–	–
Proceeds from termination of interest-rate swaps	15.9	3.4	–	–	–
Decrease (increase) in other assets	1.1	(4.4)	1.6	4.5	3.3
	(96.1)	(42.5)	(60.7)	(86.0)	(82.2)
Financing					
Special distribution[4]	–	–	(1,490.3)	–	–
Issue of common shares, net of share issue costs	(0.1)	208.1	–	–	–
Increase (decrease) in revolving loan	(105.7)	119.1	–	–	–
Issuance of long-term debt	212.7	–	768.7	–	–
Repayment of long-term debt	–	(386.7)	(240.9)	–	–
Decrease in other long-term obligations	(27.7)	(8.0)	(3.6)	(5.6)	(1.2)
Deferred financing costs	(5.6)	–	(30.7)	–	–
Dividends paid	–	–	(37.2)	(74.5)	(74.5)
	73.6	(67.5)	(1,034.0)	(80.1)	(75.7)
Cash, increase (decrease) during year	–	(104.8)	(824.9)	185.1	(37.1)
Cash, beginning of year	–	104.8	929.7	744.6	781.7
Cash, end of year	$ –	–	$ 104.8	$ 929.7	$ 744.6

2003 Annual Report [69] Norske Skog Canada Limited

Comparative Review
1999-2003

In millions of Canadian dollars	Years ended December 31				
	Audited				Unaudited
Balance Sheet	2003	2002	2001[3]	2000[1]	1999[1,2]
Assets					
Current assets					
Cash and short-term investments	$ –	$ –	$ 104.8	$ 929.7	$ 744.6
Marketable securities	–	–	34.4	–	–
Accounts receivable	253.5	277.3	303.1	283.4	247.1
Inventories	235.9	242.7	230.5	191.7	187.3
Prepaid expenses	6.6	9.2	4.1	5.0	2.7
	496.0	529.2	676.9	1,409.8	1,181.7
Fixed assets	2,290.2	2,326.6	2,416.4	1,298.5	1,326.5
Other assets	30.0	37.7	56.5	12.3	17.4
	$ 2,816.2	$ 2,893.5	$ 3,149.8	$ 2,720.6	$ 2,525.6
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	$ 244.2	$ 288.8	$ 285.6	$ 196.3	$ 181.8
Current portion of long-term debt	–	–	10.7	–	–
	244.2	288.8	296.3	196.3	181.8
Long-term debt	845.8	886.2	1,163.9	–	–
Other long-term obligations	272.7	188.3	152.6	90.1	88.6
Future income taxes/deferred credits	384.3	405.5	500.5	269.0	178.6
	1,747.0	1,768.8	2,113.3	555.4	449.0
Shareholders' Equity					
Share capital	913.6	884.6	673.1	1,262.6	1,262.6
Retained earnings	155.6	240.1	363.4	902.6	814.0
	1,069.2	1,124.7	1,036.5	2,165.2	2,076.6
	$ 2,816.2	$ 2,893.5	$ 3,149.8	$ 2,720.6	$ 2,525.6

1. Effective July 1, 2000, the Company changed its year-end from June 30 to December 31. Accordingly, figures reported for previous years have been restated to be on a December 31 year-end basis for this comparative review.
2 As of July 1, 1999, the Company changed its accounting policies by retroactively adopting the new Canadian Institute of Chartered Accountants recommendations for income taxes, employee future benefits and cash flows.
3 Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants recommendations eliminating the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. Prior years have been restated to be on a consistent basis as applicable.
4 A special distribution of $12.00 per common share was paid to shareholders on August 28, 2001.
5 In October 1997, the Company sold its 100% interest in Blandin Paper Company. The 1999 net earnings include a final adjustment to the after-tax gain on sale of the discontinued operation.

2003 Annual Report [70] Norske Skog Canada Limited

Capacities are as at December 31, 2003

Our Brands

Specialty Printing Papers
1,145,000 tonnes

Lightweight coated
209,000 tonnes

electracote

Soft-calendered and machine-finished hi-brites
432,000 tonnes

electrabrite

electrastar

electracal

electraprime

electrasoft

Directory
373,000 tonnes

catalyst

Kraft Paper
131,000 tonnes

silverliner

Newsprint
817,000 tonnes

marathon

Market Pulp
455,000 tonnes

elk prime

2003 Annual Report [71] Norske Skog Canada Limited

Corporate Information

Corporate Office
Norske Skog Canada Limited
16th Floor, 250 Howe Street
Vancouver, BC V6C 3R8
(604) 654-4000
www.norskecanada.com

Operations

Crofton
P. O. Box 70
Crofton, BC
V0R 1R0
Tel: (250) 246-6100

Elk Falls
P. O. Box 2000
Campbell River, BC
V9W 5C9
Tel: (250) 287-5200

Port Alberni
4000 Stamp Avenue
Port Alberni, BC
V9Y 5J7
Tel: (250) 723-2161

Powell River
6270 Yew Street
Powell River, BC
V8A 4K1
Tel: (604) 483-3722

Paper Recycling Division
1050 United Boulevard
Coquitlam, BC
V3K 6V4
Tel: (604) 525-5734

Sales and Marketing Contacts

NorskeCanada
16th Floor
250 Howe Street
Vancouver, BC
V6C 3R8

James E. Armitage
Tel: (604) 654-4979
Fax: (604) 654-4331

Jim Bayles
International Sales
Tel: (604) 654-4921
Fax: (604) 654-4331

Jim Miller
Pulp and Kraft Paper
Tel: (604) 654-4207
Fax: (604) 654-4331

Norske Skog Canada (USA) Inc.
1011 Western Avenue
Suite 700
Seattle, WA 98104
Tel: (206) 838-2070
Fax: (206) 838-2071

Tom Crowley
North America
Newsprint

Paul Gordon
Directory Paper

Norske Skog North America LLC
1011 Western Avenue
Suite 700
Seattle, WA 98104
Tel: (206) 838-2000
Fax: (206) 838-2031

Mark Cassidy
Groundwood
Specialty Paper

2003 Annual Report [72] Norske Skog Canada Limited

Ryoji Miyakita
Japan Newsprint
and Paper Sales

Masaki Motooka
Japan Pulp Sales
Ginza Fujiya Building,
6th Floor
3-1, Ginza 1-chome,
Chuo-ku
Tokyo 104-0061
Japan
Tel: 81 3 5524 2651
Fax: 81 3 5524 2653

Investor Information

Annual Meeting
The Annual Meeting of the Shareholders will be held on Wednesday, April 29, 2004 at 2:00 p.m. at the Inter-Continental Hotel in Toronto, Ontario.

Transfer Agent and Registrar
CIBC Mellon Trust Company at its principal offices in Vancouver, Toronto and Montreal

Auditors
KPMG LLP
Vancouver, BC

Share Information
Common Shares
(symbol: NS)
The Toronto Stock Exchange

Investor Relations Contact
Ralph Leverton
Vice-President,
Finance and
Chief Financial Officer
Tel: (604) 654-4319

Annual and Quarterly Reports
For copies of Annual and Quarterly reports contact:
Tel: (604) 654-4319
Fax: (604) 654-4070

2003 Annual Report [73] Norske Skog Canada Limited

Directors and Officers

Board of Directors

Jan Oksum, Chair [2] Oslo, Norway President and Chief Executive Officer, Norske Skogindustrier ASA **W. Thomas Stephens, Deputy Chair** [1,3] Greenwood Village, Colorado, USA Corporate Director	**Russell J. Horner** [2] Vancouver, BC President and Chief Executive Officer, Norske Skog Canada Limited **Thomas S. Chambers** [1] Vancouver, BC President Senior Partner Services Ltd.	**Mitchell H. Gropper, Q.C.** [2,3] Vancouver, BC Partner, Farris Vaughan Wills & Murphy, Barristers & Solicitors **J. Trevor Johnstone** [1,3] Vancouver, BC Managing Director, Tricor Pacific Capital Inc. **Jan Kildal** [1] Oslo, Norway Senior Vice-President and Chief Financial Officer, Norske Skogindustrier ASA	**Harold N. Kvisle** [1] Calgary, AB President and Chief Executive Officer, TransCanada Corporation **R. Keith Purchase** [1,2] West Vancouver, BC Corporate Director **William P. Rosenfeld** [1,3] Toronto, ON Partner, Goodmans LLP

1 Member of the Audit Committee.
2 Member of the Environmental, Health and Safety Committee.
3 Member of the Governance and Human Resources Committee.

Officers

Jan Oksum Chair **W. Thomas Stephens** Deputy Chair **Russell J. Horner** President and Chief Executive Officer	**James E. Armitage** Senior Vice-President, Sales and Marketing **Jesse M. Beaman** Senior Vice-President, Operations **W.R. (Ron) Buchhorn** Vice-President, Corporate Services	**Stuart H. Clugston** Vice-President, Corporate Affairs and Social Responsibility **Ralph Leverton** Vice-President, Finance and Chief Financial Officer	**Robert H. Lindstrom** Vice-President, Strategy **Valerie Seager** Corporate Secretary and Legal Counsel **Peter M. Staiger** Treasurer

2003 Annual Report [74] Norske Skog Canada Limited

NorskeCanada
16th Floor, 250 Howe Street
Vancouver, B.C. V6C 3R8
(604) 654-4000